

03045637

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Antena 3 de Televisión, S.A.

*CURRENT ADDRESS: Avda. Isla Graciosa, s/n — 28700 San Sebastian de los Reyes Madrid, Spain

**FORMER NAME:

**NEW ADDRESS:



PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

FILE NO. 82- 34762   FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/14/04

82-34762

Annual Report
and Consolidated Financial Statements
2001



AR/S
6-31-01
Antena 3

Antena 3

Contents

Main Figures

ANTENA 3 DE TELEVISIÓN, S.A.

	2001	2000	1999	1998
Average Audience Share (%)	20.4%	21.5%	[illegible]	[illegible]
Net business revenues (Thousand Euros)	636,077	703,281	601,908	467,918
Revenue per point of audience (Thousand Euros)	31,180	32,711	[illegible]	[illegible]
Operating Cash Flow (Thousand Euros)	106,734	192,462	182,131	129,740
Operating profits/business review (%)	16.8%	27.4%	[illegible]	[illegible]
Net profits (Thousand Euros)	48,052	123,244	125,533	72,488
Shareholders' funds (Thousand Euros)	509,173	461,618	[illegible]	[illegible]
Net debt (Thousand Euros)	45,791	11,666	(45,563)	(109,054)
Debt/Equity	0.09	0.03	[illegible]	[illegible]
Number of employees	1,827	1,856	1,785	1,434


Antena 3

● ● Antena 3

Letter from the Chairman



Dear Shareholders,

I address you for the first time in my role as Chairman to proffer you the Antena 3 Televisión, and its group of companies, Annual Report corresponding to the 2001 Financial Year.

As a distinguished lady of finances has correctly said, the best we can say about the year 2001 is that it has finally come to an end. We all know that it has been a difficult year due to the deceleration of the world economy, the general fall in advertising and world instability generated by the terrorist attacks on the 11th September against the United States of America. The convergence of these factors provoked a crisis that caused, as its finishing touch to the year's events, the suspension of payment in Argentina. Only now, halfway through the first quarter of 2002, are we beginning to see certain symptoms of recovery that could be confirmed in the second half of the year, or fail and make of 2002 another auspicious year for inventiveness, stringency and the reduction of management costs.

These traits have characterised the work of Antena 3 staff and managers in the Financial year that we submit for your perusal, once more emphasising the fact that one of our company's main assets is human capital. To them, the workers of every department, the middle-management and top management, I give my thanks and consideration.

The year 2001 has also been one of tremendous competition within the television sector, in programming terms as well as in the capture of advertising investment. Televisions, both public and private, national, autonomous or local, legal or illegal, free or pay, by waves, cable or satellite, have been interested, without exception or dissimulation, in taking a share of an advertising market that stopped growing and drastically reduced its perimeters until they were lower than those of 2000 by more than 180 million euros.

All the elements outlined here have been prominent in 2001 and they still are in the first few months of 2002. But even more should be taken into account in order to be able to define the real television market, which today is an unstable and harsh market, increasingly more demanding, more changing and more distorted by the incursion of unfair competition practices.

Antena 3 is open to dialogue and will put all its efforts into getting the Government to approve, as soon as possible, a model for Spanish television that provides a public television with public service contents and stable public funding for these contents and commitments. This would therefore leave the advertising market to free private commercial television, which by definition belongs to them as players in an economic and political system that endorses free competition as a basic principle of the Union. Definitely a public model comparable to the one that all the European Union countries have, of which we form a part and with which we share not only policies, but also ways of life and common ideals.

Contemporary Spanish society is an open, plural society, whose importance is marked by profound contrasts. Its behaviour, opinions, attitudes, values, feelings and affections, are taken into account by Antena 3 to develop programming to satisfy current demand and that of an up-and-coming generation of Spanish, who in a few years will take over and in which there will be a strong multiracial element.

As a consequence of everything that took place in 2001, our business figures and our profits have dropped, all of which can be found in detail in the pages following this letter.

Antena 3 wants to be a commercial, family television, with quality programming, and respectful of the values shared by the majority of Spanish society. We look for quality, independence, imagination and meticulousness because we understand that this is the best way to get the public's attention and the backing of advertising investors. Antena 3 wants to continue to be a communications company that forms, informs and delivers, one in which the ideals of objectivity, respect, tolerance and coexistence are our guide to programming. Antena 3 is a fundamental part of a multimedia project that wants to be powerful, competitive and internationally renowned. In this sense, it will head an audio-visual group looking for international alliances to strengthen itself and enter into the Spanish-speaking markets where everything Spanish is growing, becoming established and offers business opportunities.

The dream of joining television and radio together in the same business project, where news and entertainment for all the family and all other profiles become the two mainstays, is the one we are now going to develop. It is the right moment to set ourselves new business challenges, new exciting goals for a team wishing to take on companies of this calibre. The management of each of these Companies share the same editorial principles and the same business challenges to once again start up a project once initiated by Manuel Martín Ferrand, Luis Ángel de la Viuda, Luis Ezcurra, José de las Casas, José Luis Orosa and the Count of Godó, among others.

The synergies between television and radio are multiple and had already demonstrated their efficiency at the birth of Antena 3 Television, on the 20th January 1990. More than ever, the new digital technologies now allow the creation of multidisciplinary teams, saving costs and permitting them to focus all their efforts and talents on content, which is the basis of all media projects, such as the ones we are again forging.

The Onda Cero radio station network covers the whole of geographic Spain and has the perfect correspondents for the television and its local news programmes. At present, Antena 3 broadcasts in Galicia, the Basque Country, Catalonia, the Balearic Islands, Aragón, Valencia, Andalusia, Castilla-León, and the Canary Islands, and soon will in Madrid and in other Autonomous Communities.

At the same time, Antena 3's Delegations are the ideal places to lodge the stations that head each Autonomy and all of them, stations and delegations, are an excellent medium to manage the client portfolio and elaborate multimedia news products that are distributed through all the devices that shape the digital home. In this way, the reality will soon be 24 hours news channels on Internet, ADSL, UMTS and cable.

The visionary dream of those who founded Antena 3 Radio and Antena 3 Television is going to become reality in a few years. Their fundamental principals, those that anchored Antena 3 Radio and Antena 3 Television in the collective memory of Spanish society, are going to permeate all our actions. If loving the past means wanting to improve on it, Antena 3 Television now submits healthier accounts and enough titles to face this project with strength and with the backing of all of you, the shareholders, and of all the professional staff who make u the company.

With regards,

Luis Blasco
Chairman


Antena 3





Report by the Managing Director



Dear Shareholders,

My appointment as Managing Director of Antena 3 Television is very recent and this is the first opportunity I've had to address all of you.

My first wish, and my first duty, is to put my acknowledgement of this important and honourable responsibility on record, as well as my personal commitment to the company I have been linked to in the last few years of my professional life, which have been, by the way, and not by coincidence, the most stimulating, the most creative and the happiest.

The inevitable public notoriety brought about by my constant presence in the media entitles me to believe that many of you know that I am, above and beyond anything, a journalist and that I have dedicated a good part of my life to this old and exacting vocation, which makes the effort to understand how things are in order to be able to inform of them.

I feel very fortunate because I have achieved many of my desires and I am specially proud to have counted on the assistance of great professionals who have provided their effort, generosity and talent. From the perspective of time, and alive to every memory, thank you very much to everyone.

The tide changes and at this moment I have the opportunity to take part in the management of Antena 3 Television, which is, and you know better than anyone else, a mature, prestigious, valued, renowned and established company, deeply involved in Spanish Society. In just a few years it has created its own biography and now has a whole world before it.

Media is one of the cultural and technological references of this new XXI century, born under the sign of universal news. No prophet ever predicted the revolution through which we are already living that is changing the world and in which we are privileged to take one of the leading roles.

Spanish society needs space to exercise creativity, so that its need for entertainment and cultural wealth is catered for, and to satisfy is growing curiosity. Its free, educated and responsible citizens make up a very developed, civilised community, also sharing an intellectual space within a Europe becoming larger and more manifold. They demand to be able to know what is going on in the world at all times, where and how things that change us are changing, which are the uncertainties and risks that frighten and anguish us and who will be inescapably in the limelight each day. In synthesis, news as a sign of commitment to our team.

However, Antena 3's destiny is in this privileged, extremely difficult to occupy space: the place it feels most comfortable in.

The achievements already accomplished in these last years in the news arena, thanks to the effort of the Company's News teams, has placed it as the leader of the private television sector in Spain, and these achievements are the ones we now want to extend to all our programming. And we will do it using the same simple formula: fostering the creation of a strong, united team who will fully utilise the high level of talent, training, enthusiasm and loyalty that characterises ANTENA 3 TELEVISION's team as a whole.

We are making today's television, preparing for tomorrow's, and inventing, with humility and without fear, the day after tomorrow's. We want many to watch us, everyone possible, and we want to be profitable for you. We want to learn from others and teach what we are learning along the way. We want to grow and evolve without loss of memory, to reach out further and have company along the way, to invent things and applaud those that invent them, to work with accuracy and spare no effort, to enjoy what we do because we like it and because we know how to make television.

And so that the show goes on, we have to guarantee that we will continue to grow, that the Company is succeeding in financial and administrative health, that we are managing to grow deep roots, stronger bones, more skilful hands, more alert minds.

We also need a little luck. And your backing.

Thank you.



Ernesto Sáenz de Buruaga
Managing Director


Antena 3

The Management

BOARD OF DIRECTORS

Chairman
Don Luis Blasco Bosqued

Managing Director
Don Ernesto Sáenz de Buruaga

Directors
Don Luis Abril Pérez
Don Enrique Álvarez López
Don Nicolás Abel Ballet de Tavernost
Don Luis Bastida Ibargüen
Don Didier Bellens
Don Jorge Calvet Spinatsch
Don José Luis Díaz Fernández
Don Joan David Grimà Terré
Don Luis Velo Puig-Durán
Don Carles Vilarrubí Carrió

Secretary (not a director)
Doña Mónica Martín de Vidales Godino

EXECUTIVE COMMITEE

Chairman
Don Luis Blasco Bosqued

Managing Director
Don Ernesto Sáenz de Buruaga

Directors
Don Luis Abril Pérez
Don Nicolás Abel Ballet de Tavernost
Don Joan David Grimà Terré

MANAGEMENT COMMITTEE

Chairman
Don Luis Blasco Bosqued

Managing Director
Don Ernesto Sáenz de Buruaga

Antena 3 TV Manager
Don Jesús Hermida

Antena 3 TV Committee Manager
Don Rafael Ortega

Financial Manager
Don Antonio Manso

News Services Manager
Don Javier Algarra

Programmes and Contents Manager
Don José Ángel Rodero

Sales Manager
Don Óscar Portillo

General Secretary
Don Adolfo Lefort

Institutionals Relations Manager
Doña Carmen Azúa

Company Group Manager
Don Isidoro Martínez de la Escalera

Legal Manager
Doña Carmen Rodríguez

Production Planning Manager
Doña Reyes Salvador

Marketing Manager
Don Javier Rodríguez

Technical Manager
Don Jesús Martínez Barbero



BUSINESS SUMMARY







































The Advertising Market

The consequences

Undoubtedly, the year 2001 has been a difficult year for advertising, something that was already anticipated in the last quarter of 2000, when the advertising investment rate-of-growth suddenly slowed, going from a 13% growth to a 1% one.

Interannual Rates of Variation



Adv. Market
GNP
16
11
6
1
-4
-9
5
4
3
2
1
0
-1
-2
'91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01
Adv. Market
GNP

At first it seemed circumstantial, but throughout the year 2001 we were able to see that something that we already knew was taking place, that the advertising cycle is very closely linked to the economic one and the latter had gone into a recessive stage that, far from turning round in the last quarter of the year, became more severe as a consequence of September 11th.

On the other hand, it is important to take into account that investment in advertising had reached high quotas, growing spectacularly, in many cases the result of an economic euphoria based on future expectations that did not coincide with reality or that time had put in its place. We are referring to those created around the Internet or the blossoming of the telecommunications operators when the market was freed.

The Advertising Market in Conventional Media

Our descent estimate for **Advertising Investment in Conventional Media** is of around 7%. Even though television has been very influenced by the descent in advertising, with a 8.5% decrease on the previous year, it continues to be the conventional media to which advertisers designate most of their advertising (39.8%).

Other media have suffered worse falls, as is the case of the press, with an average drop of 10% (this percentage goes up to 17% in national press, but is compensated by a lesser drop in regional press) and in the cinema, with 20% less advertising income than the previous year.

Only the magazines have experience growth in advertising, and that has happened more because of the media's own growth than because of securing more advertising budgets.

Advertising Media Investment

MEDIA	VARIATION '00	VARIATION '01	WEIGHT '01	Inv. '01 Thous. euros
TELEVISION	9.8%	-8.5%	39.8%	[illegible]
NEWSPAPERS	[illegible]	[illegible]	[illegible]	[illegible]
MAGAZINES	9.1%	2.5%	12.1%	[illegible]
RADIO	[illegible]	[illegible]	[illegible]	[illegible]
EXTERIOR	9.2%	-5.0%	[illegible]	[illegible]
SUNDAY SUPLEM.	[illegible]	[illegible]	[illegible]	[illegible]
INTERNET	255.7%	-3.4%	1.0%	[illegible]
CINEMA	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	**10.6%**	**-7.0%**		[illegible]

Source: Infoadex+Strategic Mkt Dept Estimates

The Television Advertising Market and Antena 3

We have already noted in the previous paragraph that television, being the dynamic media that it is, quickly registered the changes produced in the environment, slowing its growth rate drastically in the last quarter of 2000.

Throughout the whole of 2001, the tendency was towards falling and we estimate the average decrease total has been around 8.5%.

Quarterly Variation



%
2000
2001
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
-15.0
14.0%
13.0%
13.9%
1.5%
I Quart
II Quart
III Quart
IV Trim
I Quart
II Trim
III Trim
IV Trim

The composition of the sectors has varied as much in weight as in ranking, the telecommunications and culture sector losing (pay TV) and other traditional sectors recovering their places.

Ranking first 7 Sectors Year 2001

	Weight 2001
Food	[illegible]
Automobile industry	13.2%
Culture, education, media	[illegible]
Beauty and hygiene	10.1%
Telecomunications and Internet	[illegible]
Beverages	7.8%
Distribution and restaurant industry	[illegible]

Ranking first 7 Sectors Year 2000

	Weight 2000
Food	[illegible]
Culture, education, media	15.3%
Automobile industry	[illegible]
Telecomunications and Internet	13.1%
Beverages	[illegible]
Distribution and restaurant industry	6.9%
Finance	[illegible]

Source Infoadex + Marketing Dept. Estimates

As well as the market reasons previously revealed, there are other factors that negatively affect advertising investment in television:

In the first place, the greater rivalry between the media is beginning to take away investment from traditional media and from greater advertising concentration. The interrelation between the different media is becoming more obvious: watching television via Internet, surfing the Internet from our televisions, sending messages to mobiles via TV, etc.

In second place, it has been influenced by the progressive loss of general channel audience in favour of others (digital, local and cable), with the resulting diminishing in the advertising rating.

As from 1997, the Resto Group started to acquire more weight, stealing quotas from the general national channels, which in 2001 obtained a 7.2 point quota less than that of 1996, whilst the Resto Group's was 5.4 points above.


8
7
6
5
4
3
2
1
0
82
80
78
76
74
72
70
81.2
78.7
77.6
76.8
76.2
74
1.3
1.9
3.5
4.5
4.8
6.7
1996
1997
1998
1999
2000
2001
Resto Group
TVE+T5+A3
Source: Sofres A.M

However, we cannot forget that general television continues assuring a fair delivery, clearly verifiable and measurable, of the promised audience to our clients, even though



internally it may mean an major effort in advertising seconds broadcast.

Another factor that is greatly influencing our business is the little understood commercial aggressiveness conducted by TVE, based on seriously bringing prices down. Spanish public television, far from being a television with advertising limits, as happens in all other European televisions, operates commercially like a private television, but with the great advantage of also being able to use Government funding. Its activity, therefore, distortions the market.

In this complicated environment, Antena 3, with an advertising turnover of 570 million euros (94,920 million pesetas), has been the most efficient channel. That is to say, the channel that made its audience share more profitable, turning itself to better account than the other channels.

There are two factors that invite us to make a more profound analysis of the real effectiveness of our role in the market. On the one hand, television is a mass medium, but with a great divisionary capacity in the measurement of audience results. Equally on the other hand, the ever-improving professionalism and technicality in marketing and media planning in Spain propels us to analyse commercial results among the targets most searched for by our clients, as purchasing in a more ample target (individuals over 4 years) is not an affirmation of present commercial activity.

Year 2001			
	Indiv. Efficiency Rate	Adult Efficiency Rate	Adult Efficiency Rate
A3	1.34	1.38	1.24
Tele 5	1.32	1.31	1.16
TVE	0.88	0.87	1.05

Indiv. World: (above 4): 37,519,663
Adult World (+16 years): 32,446,606 (86.5% gnp)
Adverts. Adult World (+13 years upper and middle class +10,000 Inhab.): 17,863,200 (47.6% gnp)

One of the reasons for success has been the growth and leadership in special or non-conventional advertising turnover, obtaining a really spectacular growth over the previous year (43%), if we take into account that last year we already obtained excellent results.

The Advertising Market in the Local and Regional Environment

As for investment by scope, the local markets have seen their investment volumes reduced in relation to the previous year to a larger extent than has been done at national level (-13% as opposed to -8.7% of TV total). However, on analysing the behaviour of this market, we have to distinguish between two types of advertisers: the advertiser with national investment that uses local investment to geographically strengthen its product, and the purely local advertiser. It is in the first case where the budgetary cutback by advertisers has been most noted, whilst the small, local clients have maintained their advertising investments. The regional press is fundamentally nourished by these investments and to a lesser extent the local radio and finally the local televisions, which don't stop growing in number and in advertising volume. In this respect, the local television networks become important, as the large communications groups can be found behind them.

Antena 3 covers the local market demand with its regional divisions giving solutions to all kinds of clients. In the year 2001, the same as has happened in the rest of the market and on which we have already commented in the previous paragraph, the national clients' investments have descended to a greater extent and in our portfolio they are heavyweights. However, it hasn't been like that in the Canary Islands' market, where our leadership has increased, gaining a market quota above 39%.

New Media Advertising

With the television as an instrument for advertising interests, Antena 3 has known how to differentiate itself from the competition by proffering added value. Its has diversified its offer and consolidated the **multimedia option** to render global communication solutions.

In Antena 3 we consider that combining media produces benefits for the advertiser that he cannot stop taking into account. So, for nearly four years, we have wagered on a **multimedia offer** where, as well as the television, our clients can supplement their planning with media such as the Internet, Vía Digital, teletext, SMS (**ContxtA**), the international channel, events, sport sponsorship, 303, gaining individual benefits from each medium to improve their campaign results.

We have also created targeted multimedia products, as is the case of Megatrix, where we combine all the previous media, always





searching for children as targets. Or there is the recently launched offer from Desesperado Club Social, where advertisers that aim communications at the youngsters target find an ample amount of media enabling them to be close to the youngsters throughtout the day and to communicate with them during their different activities. These are: watching free or digital TV, listening to the radio, going to the cinema, surfing the Internet, sending mobile messages, listening to a CD or going to a concert. We share this aim with all our client portfolio, be they national or local, thus opening ourselves up to the whole of the other media's advertising market, some of which we evaluate hereafter.

Via Digital and Satellite Television Advertising Market

Advertising investment in the digital televisions has grown 5% in relation to the previous year, reaching a volume of 10,49 million euros (1,745 million pesetas).

This media growth is explained in the following way:

1. By the increase experimented by Via Digital, which represents a 36% quota.

2. By the appearance of new digital channels, such as Quiero TV and Onda 6.

3. By the increase in number of subscribers, which has also influenced with a greater volume of inverted advertising in a medium with growing cover.

4. By the change in business model experienced by the theme channel, which has seen the reduction of income in their main business immediately after the cable operators united to purchase the theme channels. This main business is the distribution of contents, and they have concentrated more on the advertising commercialisation of these channels, reaching new niches whilst generating a market growth, but at the cost of a greater fragmentation of the market.

The Internet and Antena 3 Red (Network) Advertising Market

On attempting to quantify the Internet advertising market, we find ourselves with all the difficulties that are derived from the medium's own complexity:

In the first place because it is necessary to limit the size of the same and this is something that goes against the very definition of the Network.

To these we can add the audience size problems and the extensive variety of advertising formats and payment means that distort the market. This allows the different agents to cast very different sets of information as regards to advertising investment volume. Infoadex estimates an investment in advertising of 51,644,970,13 euros (8,593 million pesetas), which means a decrease on the previous year of 3.4%, while the other market agents, who do not take the advertising exchange between companies into account, talk of a number of around 30,050,605.22 euros (5,000 million pesetas).

Antena 3 Red, with a product of more than 30 Webs segmented by targets and contents, commercialises all and every one of them with the aim of getting the most profit out of each of the pages visited in each Web, growing 98% in number of advertisers and increasing investments by 105%.

The Advertising Market in Non-conventional Media

In these last years, we have attended the consolidation of the so-called non-conventional media. These have reached the conventional media in weight in communication budget. **Events** is included in this classification, which is a marketing tool that all the market agents tend to use.

According to the latest information published by Infoadex, advertising investment in non-conventional media has grown by 3.4% in relation to the year 2000, reaching the figure of 6,211 million euros (2 billion pesetas).

This growth in non-conventional media is explained, up to a point, by Infoadex's increase of control to other media, but also by a greater dedication of the advertiser's budget to the below the line media, especially in direct marketing (personalised mailing, letterboxing or fly-leaf marketing) and to advertising at point of sale.

One of **events'** strong points is its congregational power in the media's changing environment due to the phenomena of audience disintegration. Starting from the concept of television itself, for example Megatrix, an event is organised that allows us

Advertising investment in non-convencional media

MEDIOS	Variation '00	Variation'01	Weight '01	Inv.'01 Thous. euros
personal mailing	12.4%	4.3%	27.4%	1,700,869
letter boxing	6.4%	-3.4%	12.6%	781,844
telephone marketing	29.9%	40.2%	10.6%	[illegible]
public pres. and promot.	8.4%	-3.3%	5.7%	353,756
p.l.v., signals and cartels	7.8%	-4.6%	15.4%	954,527
fairs and exhibitions	2.0%	-0.6%	2.0%	124,025
sponsor. & patronage	7.8%	-1.5%	4.9%	300,095
sports sponsorship	4.1%	-3.7%	6.9%	427,566
public. companies	1.5%	2.5%	0.9%	55,690
annuals, guides	1.4%	5.6%	8,1%	501,466
catalogues	10.8%	7.8%	3.4%	[illegible]
promotional games	8.3%	-3.6%	0.6%	38,206
fidelity cards	12,7%	5.7%	0.5%	31,400
animation at point of sale	7,1%	11.2%	1.0%	61,868
TOTAL	**9.4%**	**3.4%**		6,211,673

Source: Infoadex

to "chase" the audience to get most coverage in the moments that its consumption falls. This is why we created the **Megatrix Caravan**, a travelling leisure club that trekked Spain's seaside's in the summer months. And along side us, brands such as Nestlé, Cepsa, Central Lechera Asturiana, Trina, Nesquik, Mapfre, among others, participated with their own attractions and leisure areas.

Desesperado Club Social, Antena 3's new multimedia product aimed at the youngsters, is another example of a project in which events play a strong part. Amongst the youngsters target, events are a specially powerful tool.

As an advertising medium, television's massive coverage becomes a crucial piece with the organising and communicating of an event. A very clear case is that of sports sponsorship, which needs communication beyond the event itself, as it is aimed at a more ample public than the one assisting the act. Television communication, the king of media, is the key to making an activity of this kind profitable.

New Niches in the Market

ContxtA is one more step in Antena 3's venture towards the development of the new technologies and their application to free television, which will shortly culminate in free digital television as well as all the other technical possibilities that this new medium develops.

Until this revolution arrives, **ContxtA** opens a door to innovation in the search of interactivity between the television viewer and Antena 3,



and it does it via one of the mediums with most coverage, as is the mobile phone.

Our brand was the pioneer in introducing the use of premium mobile message services, being able to assert that we were in advance of the telephone operators themselves at first, being the only service with these characteristics with a separate brand, *top of mind,* for our users of these services, having a 3 figure number available (343) and working with three of our country's mobile phone operators. Since its first steps in March 2001, we have received, managed and replied to more than 6,200,000 different SMS users. At this moment, 15% of the youngsters have taken part at some time in ContxtA, which taken into the world of youngsters with mobiles means 18.55%.

The over metering of this service has given us some important income and a promising one for 2002.

ContxtA also operates in the advertising market, as it offers the advertiser an innovative, segmented, personalised and instantaneous form of communication with the target public, as well as its own television campaign communication. So therefore, we meet our direct market objectives and embrace other budgets.


Antena 3

● ● Antena 3

Television Audiences

Antena 3: the public's highest

Antena 3 has closed the financial year 2001 with a screen quota of 20.4%, in a competitive environment in which there has been, for yet another year, a significant growth in the so-called Resto chain (Local+Platforms, Digital+Satellites). This means that the total share points to be divided among the general channels is continuously dwindling.

Antena 3's results have been especially satisfactory amongst children and teenagers, with whom it has lead the way completely.

Antena 3 has also obtained a 22.5% quota amongst individuals of less than 55, upper and middle class and in areas of over 10,000 inhabitants. In other words, the most effective target for advertising and the advertisers.



Throughout the year, the Antena 3 audience has maintained an upward tendency, as it has been the general channel with the greatest increase during the 1st and 2nd quarters. This positive rating has been obtained thanks to a stable and consolidated programming grid and to the success of the channel's new ventures, such as **El Diario de Patricia**, **Yo soy Betty, la Fea** or **De Buena Mañana**.



As for programming, Antena 3 is successful as a general channel in offering ample variety for all the public.

For the teenagers there are **Compañeros, El Diario de Patricia, The Simpsons and Desesperado Club Social**; for the children there are **The Simpsons** and **Megatrix**; for the housewives, **Sabor a ti** and **Yo soy Betty, la Fea**; for adults, **Pasapalabra** and **Policías**, and **Gran Cine**, to name a few. These are leading programs and a clear testimonial of television programming.

Development "El Diario de Patricia"



July-December 2001
%Share Individuals
25.4
27.7
24.1
25.6
26.9
27.5
July
August
September
October
November
December

Source: Sofres A.M Information: Spain nationwide

Development "De Buena Mañana"



July-December 2001
%Share Individuals
15.1
15.7
16.7
September
October
November
December

Source: Sofres A.M Information: Spain nationwide

Development "Yo soy Betty, la fea"



September-December 2001
%Share Individuals
20
20.6
21.2
20.6
September
October
November
December

Source: Sofres A.M Information: Spain nationwide

Antena 3 has once again produced an important offering of the different genre demanded by the audience:

- Host shows (**Sabor a ti** 22.7%)
- Talk shows (**El Diario de Patricia** 26.3%)
- National series (**Compañeros** 26.4%, **Policías** 23%)
- Foreign series (**The Simpsons** 25.9%, **Sabrina** 22.2%)
- Soap operas (**Yo soy Betty, la Fea** 20.6%),
- Contests (**Pasapalabra** 22%)
- Informative programmes (**Espejo Público** 20.9%)
- Children's programmes (**Megatrix** 30.2%, of the children's target)






NUNCA GRAN CINE FUE TAN GRANDE
TITANIC
Antena 3

All of these have a place in Antena 3's programming grid, in the search for the best possible offer.

Cinema and the news need to be specially highlighted.

Antena 3's Gran Cine has become the one to offer the best films in 2001, with an average audience per broadcast of 3,435,000. Titanic was the most watched film on TV in the year 2001, with an average of 6,081,000 viewers and a 47% quota.

Film Audience 2001

Thousand of Individuals
Gran Cine, Cine Cinco Estrellas, Film of the Week


3,435
3,329
3,329
A3
Tele 5
TVE 1

Source: Sofres A.M — Information: Spain nationwide

For its own part, the news has become a foremost proposal on private TV, with a 21.1% share, which means a 1.2 point growth in relation to 2000. Antena 3 News is first among the under 55 upper and upper-middle class public living in urban areas.

Antena 3 presenters are, according to the "Image and Evaluation of Television Characters and Channels Study" carried out by Geca, among the most highly rated professionals (5 out of the first 8) chosen by the public. It also receives the best rating for series and shows and is seen as an entertaining and innovative channel, in line with current demand.

Antena 3 goes back to being in 2001, as it was in 2000, the most highly rated channel by the public.

Presenters Image Year 2001

Image and Evaluation of Television Characters and Channels Study

	Ranking	GECA Index Image
Matías Prats	2	7.37
Bertín Osborne	5	7.23
Constantino Romero	6	6.94
Olga Viza	7	6.87
Pedro Piqueras	8	6.84

(5 out of the 8 most valued)

News

	Ranking	GECA Index Image
Matías Prats	1	7.37
Olga Viza	2	6.87
Pedro Piqueras	3	6.84
Ernesto Sáenz de Buruaga	6	6.44
Rosa María Mateo	8	6.41

(5 out of the 8 most valued)

Source: Geca

Audience Analysis. Year 2001

2001 Comparative by quarters

Total Individuals

25
20
15
10
5
0

20.3 20.6 21.8 20.1 24.7 24.8

A3 Tele 5 TVE 1

1st quart. 2nd quart.

Source: Sofres A.M. Information: Spain nationwide

2001 Comparative by quarters

25
20
15
10
5
0

A3

News Audience 2001

Total Individuals 1st + 2nd

% Share

21.1 19.5

A3 Tele 5

Thousands

2,457 2,118

A3 Tele 5

Source: Sofres A.M. Information: Spain nationwide

News Audience 2001

% Share

24.7 20.1

A3 Tele 5

Thousands

1,093 803

A3 Tele 5

Source: Sofres A.M.

Gran Cine broadcast ranking

Date	Title	shr %	Thous.
28/05/01	Titanic	47.0	6,080.6
03/01/01	Home alone 2	35.5	5,961.4
15/01/01	Blade	31.0	5,175.9
05/02/01	The edge	31.4	4,932.3
16/04/01	Rush hour	30.6	4,872.7
08/10/01	Life is beautiful	31.3	4,710.0
19/02/01	Breakdown	28.1	4,701.7
12/03/01	Speed	28.5	4,477.2
17/09/01	Doctor Dolittle	28.6	4,434.0
08/01/01	Die hard: with a vengeance	26.2	4,347.3
26/03/01	Kiss the girls	27.2	4,346.2
05/03/01	High risk	25.2	4,191.6
26/02/01	The flinstones	24.4	4,036.1
07/05/01	Speed 2	27.5	4,033.1
04/06/01	Independence day	30.1	4,006.3

Year Total

25
20
15
10
5
0

A3 Tele 5 TVE 1

Children Teenagers

Source: Sofres A.M.

Image of Television Channels. Year 2001

Image and Evaluation of Television Characters and Channels' Survey



Source: GECA according to information from DEMOSCOPIA
Individuals over 14 Nation wide (except Ceuta and Melilla)
Personal home interview

MARKETING DEPARTMENT
Market and Audience Research

6.61
6.56
6.5
6.46
6.38
6.34
6.13
6.48
6.44
5.71
5.56
5.63
5.13
5.22
5.75
5.72
5.49
5.71
4.52
4.57
5.03
6.18
6.41
5.5
5.7
5.25
5.04
4.53
6.48
6.51
6.46
6.48
6.64
5.73
5.89

45.23
41.22
29.16
20.44
18.24
39.89
33.7
11.44
3.96
20.69
16.3
11.12
9.37
2.74


POLICIAS








PASAPALABRA

Antena 3

The Contents Department

The year of stability

Two thousand and one has been the year of stability and balance in Antena 3's programming grid. Our channel has been the one with the least programme changes over the year, the one that has premiered the most programmes and, definitively, the most balanced in genre.

Fiction

Throughout 2001, the in-house production series have continued combining quality with audience success. **Compañeros** and **Policías en el corazón de la calle** have confirmed themselves as a reference in the television fiction market in our country and reaffirmed themselves as Antena 3 trademarks. Along with these two historic productions, the channel premiered **Ciudad sur, Dime que me quieres, Dos más una** and **Papá**.

Yo soy Betty, la fea, an authentic world television phenomena, arrived in Antena 3 in the autumn of 2001. The series, converted into a cult series in Spain, being watched by nearly 7,000,000 prime time viewers in the first quarter of 2001, has beaten all the channel's audience records.



Antena 3 has launched a new season of the most awarded and innovative television series: **The Simpsons**, the most watched animation series in the last few years in our country. **South Park, Futurama** and **Malcolm in the middle, La niñera, Cosas de marcianos** and **Sabrina, Cosas de brujas** for yet another year had the audience's backing during the midday slot.

















Queens of the afternoon

Ana María Orozco, in **Yo soy Betty, la fea**, Ana Rosa Quintana, in the afternoon host show **Sabor a ti**, Patricia Gaztañaga, in **El Diario de Patricia** and Silvia Jato, in **Pasapalabra** became, in 2001, the queens of the afternoon programmes. Their audiences have beaten records and the viewers, with their votes, awarded these four programmes and their presenters with the most prestigious television award in our country: the *TP de Oro 2001*.



In 2001, **Sabor a ti** once more prevailed as the leader of afternoon host shows. **El Diario de Patricia** joined this innovative programming proposal. Hosted by Patricia Gaztañaga and premiered in the summer of 2001, it has become the programme revelation of the afternoon and one of the greatest television audience successes.

In the morning slot, **De buena mañana**, with Juan Ramón Lucas, has become stronger since its premier as the season's current morning show revelation.





The **Desesperado club social** and **Megatrix** productions, for yet another year, made up Antena 3's television offer for the younger viewers.

The channel opened new windows to the present with specialised programmes in new technologies **(Web te ve)**, leisure **(Muchoviaje.com)** and paranormal phenomena **(La otra dimensión)**.











Entertainment

Along with consolidated successes such as **Pasapalabra**, the most viewed 2001 daily television contest, Antena 3 premiered **El Show de los récords**, presented by Manu Carreño, Mónica Martínez and Mar Saura. Supported by the prestigious Guinness Awards, it offered the most spectacular challenges. Bertin Osborne searched for the **Mujer 10** and **Una vez en la vida**, with Constantino Romero, offered the highest cash prize given by a television contest. **La batidora**, a obligatory Saturday night date, revealed the most impacting national and international television images.










la batidora

Telemarathon: 10 years of solidarity

Antena 3 has once again done its utmost to raise funds destined to the under privileged. In 2001 **El telemaratón** celebrated its tenth anniversary and **Pasapalabra**, in a solidarity event, gave its help to back the Peruvian, Colombian and Indian children.







The most prestigious awards

This year's efforts have been made up for by the reception the most prestigious awards. **Antena 3 noticias 1**, for the best news programme; Ana Rosa Quintana, con **Sabor a ti, Pasapalabra, El Diario de Patricia, Yo soy Betty, la fea, The Simpsons** and Imanol Arias, for his role in **Dime que me quieres**, received the *Premios TP 2001,* awards given by the readers of the magazine, Teleprograma. Antena 3 received the most accolades in these latest awards.


2001
2001
2001
tp
ORO


ORO
tp


tp
ORO
2001
Antena 3


ORO

Likewise, **Desesperado club social** received the Ondas 2001 award, for the most innovative programme and UNICEF awarded **Sabor a ti** with the Medal of Honour in gratitude for the recognition it makes of this world-wide organisation and, as a result, of children and teenagers.

Espejo público and Silvia Jato, presenter of the contest **Pasapalabra**, were awarded with the *Antena de Oro 2001* by the Federación de Asociaciones de Profesionales de Radio y Televisión de España.



The News Services Department

A dizzying year

2001 has been a dizzying year for Antena 3's News Services.

This has been a year to remember. One which has seen the results of a decision without precedence in this channel: the modernisation of the technical medium, full entry into the digital era, bringing with it a revolution in the audio-visual processes, as well as in the new work positions born from the tools we developed. Nothing will be the same again in this television nor in any other that wants to compete within the market's entire medium. From one single workstation we have managed to reach all the terminals: conventional TV, web, wap, ADSL, digital platforms, teletext and Telefonica's 303. In the future, televisions all over the world will follow this model.

The broadcasting of the **News, Primer Café, Alerta 112, Noticias Autonómicas, Noticias Internacional** and **Programas Especiales** has the viewers backing. The audience rate shows this fact. And thanks to internal development, all these productions are circulating throughout the different networks.

a3n.tv, the Antena 3 News web site, received an award for the best news web in Spain. Launching our contents in ADSL quality was the next step. Today we give news cover in the different platforms and formats that Telefónica determines for its users.



Simultaneously, work on another product has been progressing: a 24-hour interactive NEWS channel.

A3n-24 already offers this possibility to any digital platform, and opens up business possibilities with all types of broadcasters.

Antena 3 News has always relied on the best professionals. It has always been a duty to make sure that its work reaches the viewers. By whatever means, in whichever format, at whatever time.

The project makes it possible for information to reach all its mediums. We have designed the Multimedia News Desk, and created the necessary tools for its function. This work began in 1998, synchronising daily current affairs, and was completed in 2001,



offering all the products that complemented television's perfect broadcast.

And all of this without forgetting the aim of our work: informing everyone of everything.

The effort dedicated to this growth has not taken away any energy from following a daily update of current affairs. Current affairs that have taken us around the world in order to be where necessary. A company's prestige is demonstrated in many ways. To associate the image of an Antena 3 microphone with all the scenes that this year have either frightened or thrilled us is one of them. It's what we know how to do best.

This has been a tremendous year for events. But those of September the 11th eclipse all others. The News Services were there live from the first moment. This news was the absolute focus point in broadcasting, and the human team was ready. Ready to move into areas of risk, of tragedy. Ready to give the latest news, in spite of the urgency and the fear. Ready to multiply their efforts to be there first and offer our viewers the best.

On occasions this zeal has lead our colleagues into really dangerous situations. And not only in Afghanistan, Macedonia or Israel, situations for which our work has been proclaimed with prestigious awards. Our colleagues in Spain have also faced danger by being targets of terrorist attacks. Attacking them has been an attack on all of us. Our best response is to continue working harder and better.

Taking on more channel projects, such as Teletext, 303 and above all the International Channel, could involve more effort. Yet it also allows us to advance towards our objective of reaching more viewers. And in a market as important as the Latin-American one, where a


















ESPEJO
PÚBLICO



news standard has yet to be defined, Antena 3 News has to face another challenge. Not everyone was confident that Antena 3 News would become a solid news reference in Spain. We gambled and we won. And today we again wager on the expansion of our style and presence. Further and through more means.

Opening new ways to give news in whichever medium.

Today these are Antena 3 TV's News Services.

We are in the third millennium.

Regional News


Montse Fernández
Informativo Cataluña


Teresa Albendea
A fondo Cataluña


Luis Fraga
Informativo Galicia


Lorena Rodríguez
A fondo Galicia


Pino Ruiz
Informativo Las Palmas


Evelio Porallo
Informativo Las Palmas


Gabriel Mesa
A fondo Las Palmas-Tenerife


Mª José Bravo de Laguna
Informativo Las Palmas


Noemí Quintela
Informativo Las Palmas


Juan Pablo Zubizarreta
A fondo País Vasco


Lourdes Maldonado
Informativo País Vasco


Cristina M. Torres
Informativo Baleares


Pilar Lillo
Informativo Baleares


Francisco José Moreno
A fondo Andalucía


Manuel Prieto
Informativo Andalucía


María Fuentes
Informativo Andalucía


Elisabeth Reig
Informativo Tenerife


Enrique Hernández
Informativo Tenerife


Enrique Reyes
Informativo Tenerife


Víctor Padrón
Informativo Tenerife


Esmeralda Velasco
Informativo Valencia


Richard Harris
A fondo Valencia


Gemma Rodríguez
A fondo Valladolid


Marta Redondo
Informativo Valladolid


Daniel Pérez
Informativo Aragón


Miriam Sánchez
A fondo Aragón


Antena 3

Antena 3

The General Production Department

The Production management team brought about improvements in technological innovation, internal organisation and co-ordination with other areas, as a result of the organisation model initiated years previously.

Optimisation

Production broadcast in the financial year 2001 went up to 156,269 minutes, representing an increase of 4.18% (6,269 more minutes) in comparison to the previous year. From these, 116,000 minutes correspond to in-house production (a thousand minutes less than in the year 2000), which means 0.8% less in percentage terms. However, it is necessary to point out that regarding incurred external expenditure, there has been a saving of 1,766,975.59 euros (294 million pesetas) in budget expenditure in comparison to the previous year (2.23%).



The cost per minute has decreased by 1.34%, which means a reduction of 9,02 euros (1,500 pesetas) per minute produced.

Production Management has used practically all the areas and companies in the Antena 3 group, such as Broadcasting, News, Programming, Sales, Themes and Audio-visual Services, etc, to reach the budgetary aims of in-house production.

From the point of view of investment, during the year 2001 the aims of operational control and management of the projects have been reached, as well as the strategic aim of keeping the competitive advantage and the quality of our products.

In this financial year, the plan for the renovation and digitalisation of the infrastructure was finalised with the starting up of the new Technical Areas Building, which services the Production and Broadcasting Centre in San Sebastian de los Reyes, and we are continuing work on technological innovation in order to guarantee the development of television services on the future





digital scene, with the introduction of digital production systems and the digital television network. In the year 2001, a significant effort also took place to guarantee not only digital services broadcasting as from the 3rd April 2002, but also that these do not interfere with out analogiacal broadcasts, the main source of our current income.

From the organisational point of view, a work system to unify the processes has been consolidated, aided by computing tools developed in the Company which have improved and speeded up the operational process mentioned, optimising human and technical resources. Thus, we continue to develop new tools that supply management with transparency and control in the movement of materials. Innovation and the search for profitability and quality improvement go back to being the Production



Area's main priority, collaborating closely with Human Resources in the training of the staff assigned to this Department, as the human team is the backbone of our productions and transmissions.






DVE 2
11:02:29
TETO-7






Antena 3

The Audio-visual Services Department

Profitability

The search for economic profitability for all the companies making up the audio-visual services department was unchanging during the twelve months.

Licencias & Imagen

During its third year of activity, LISA has established itself as a reference point in the licensing market, distinguishing itself from the competition by being the only company in the sector capable of offering national and international properties backed by synergies with the leading private television: Antena 3 Televisión.


CLUB SOCIAL

In 2001 it increased its sales by 26%, expanding its external properties catalogue (even of other media), and establishing itself in the field of soap operas. It attained the figure of 1,200,000 videos tapes with the Teleindeiscreta heading, of the Hachette Filipachi group.

The Christmas Campaign was a huge success when the brand Sal y Pimienta (eau de cologne), of the Gal group, merged with one of the channel's most important properties, **Compañeros**, reaching sales of over 160,000 packs, which also included other promotional products (records, T-shirts,...) of great added value.



LISA heads the licensing sector in Spain both in turnover and margin ratio per number of employees.


campero
R E C O M E N D A C I O N E S


extrema
Caza

Antena 3 Temática

In 2001, Antena 3 Temática has managed to strengthen the different business lines, putting special emphasis on the offer of integral audio-visual services for third parties and in the application of a strict Operating Expenditure control policy.

During the year 2001, production increased by 15% in services as much as in in-house channel productions. As in previous years, Fútbal Total and Mosaico Champions have been the star productions, with a total of 133,125 minutes produced for Vía Digital.

With regard to the **In-house Production** channels, Canal Campero introduced into its broadcasts outstanding fiction titles and novel series and documentaries related to hunting, fishing and life, contents that, along with the channel's classic programmes (Linde Ribera, Caza y Pesca, Caminos y Posadas, el Tranco y Revista del Mar), have received a magnificent reception among the Vía Digital and the Cable channels subscribers.

Technological innovation has come at the hand of Canal Punto de Venta, the advertising promotions business channel, which during the Christmas Campaign initiated the latest technological advances into its broadcasts, thus becoming the first Spanish television theme channel to offer Vía Digital subscribers complete interactivity to consult hundreds of offers or to buy directly with their remote control. By putting its faith in the most advanced technology, Canal Punto de Venta has started a novel concept of Enhanced TV.

In 2001, Antena 3 Temática has achieved an important control over production expenses, until it has reduced its cost per produced minute by 16.53%.

Guadiana Producciones

For Guadiana Producciones, 2001 has brought with it important national and international awards such as the Golden Lion in Cannes, the Bronze Sun in the San Sebastian International Festival, Best Seasonal Promotion and Best Image Campaign in the Promax Prizes, considered to be the most important in the world of promotional spaces and marketing in media. A silver and two bronzes in the Telly Awards, a prestigious international award given in the USA and Gold Award in FIAP, the

Latin-American Advertising Festival, the most important in Latin-America.

It has also meant the incorporation of three new managers exclusively for Spain: two international and one national.

In 2001, Guadiana Producciones has also undertaken its first international productions, filming in Miami and Brazil for multinational agencies and first time advertisers and has strengthened its internal image within the


GUADIANA

Telefónica Group. Its objective is to continue growing and to create a network of international agreements dedicated to the ADMIRA group's area of influence.

Megatrix

During 2001, Megatrix has elaborated and begun to implement a new strategic plan to make Megatrix into a multimedia children's content producer that allows the generation of new business lines.

The three basic pillars of this plan are: replacement of the Megatrix brand, international expansion of the business model and investment in in-house contents.

As to the **brand**, various studies have been carried out aimed at obtaining the necessary information to develop a modern and dynamic brand that boosts the company's growth. The new corporate identity design was entered upon, one which transmits the new values and homogenises communication of the different business units.

The first experience at **international level** has been the launching of the Megatrix programme in Argentina in September 2001, which reached an average share of 70% for the children's target. A web adapted to the local market was also created to increase the brand's presence and contents.


MEGA
TRIX

The **investment in in-house contents** is one of the keys to the company's future development, as it allows the multiplication of the business lines by-products (cinema, video, Free TV, Pay TV, Merchandising, Licensing, Publishing, video games, ...etc) and provides clear distribution synergies of those contents through the Megatrix channels (Free TV/A3, Pay TV/Via Digital, Internet, magazines, events, clubs...).

A ten-year investment plan in in-house contents has been approved in this financial year to produce animation series and feature films.

One of the first experiences in this area was the co-production of the El Bosque Animado, winning two of the Goya awards on the last occasion and becoming the biggest Spanish animation film, box office hit in history, with 485,000 viewers.

Due to this strategic positioning, two new areas have been created: international sales and merchandising.

The company has continued its income increase, multiplying by ten the number of earnings not linked to television (occasioned by a consolidation of assets and the development of new businesses) and obtaining a 10% growth in those to do with advertising, in spite of the downturn in the market.

Parallel work has been done on the rationalisation of expenditure and on improving the management of the different business units, creating new work processes, policies and procedures that have allowed a 22% reduction in the total costs.



Antena 3 Directo –A3D

Antena 3 Directo continues to be one of the leading companies in the Direct Marketing and Telesales sectors. In the year 2001 it has expanded strongly in other international markets, establishing Portugal, Chile and Argentina as very profitable companies. Portugal and Argentina have accomplished historic records in turnover and profits before tax. Chile, whose activity began in September 2001, has obtained profits of $287,000 at the close of the year. At present, it has a cash flow exceeding the capital invested in it to begin its activity.

Antena 3 Directo is currently investing in its information systems, implementing the


STEAM BUGGY
AB TRONIC
GYM FORM PLUS
POTATO
Nuevos Productos

SAP R3, which will be of benefit to improve staff efficiency rates, administrative processes and bring about a greater and more rigorous control of the operations in all business and service areas.

The Marketing Directo company is focusing its efforts on those business areas that provide greater profitability, thus rejecting some of the sales lines, which, although they contribute to the turnover, do not reach the required profits threshold.

In the year 2001, the foundations have been set to consolidate the important expansion project that we are immersed in, beginning the operations (trial stage) in the USA, in order to assail the Spanish-speaking market, there being already 36 million Latinos living in North America.





Compunet Servicios Telemáticos

The year 2001 has been Compunet's year of integration, on all levels, within the Antena 3 group, after its buy-out in October 2000. Antena 3 has managed it since May 2001.

Compunet has kept its leading position in Spain as a producer of cinema news content. Around 80% of the new platform cinema (Internet, mobiles, pda's, call centres...) is produced by Compunet, which has among its clients sites such as Yahoo, Terra, MSN, Wanadoo, AOL Time Warner...

During 2001, a diversification process took place towards new business lines, based on promotions with distributors, as much on-line as off-line:

- Promotion of Internet films. (Warner Sogefilms, Ensueño Films...)
- Promotion of DVD and VHS (Warner Home Video)
- Promotion of cinema films, with Movierecord.

Previous years losses have been covered at a financial level, external funding has been eliminated and everything has been centralised through Antena 3 Televisión. A positive EBITDA was registered in the monthly results for the last quarter.



Antena 3

Antena 3

The Commercial Department

Global communication

During the year 2001, Antena 3 has managed to become the Advertising Market's reference brand following an innovating concept: **Antena 3, Global Communication Solutions**.

In an era of technological changes, of medium and audience dispersal, Antena 3 offers integrated communication, bringing together in a single brand, a media umbrella that sums up the totality and strength of general television, the segmentation that Internet provides, ContxtA, Vía Digital, radio (Onda Cero), cinema (Movierecord), Telephone (303), teletext, databases... etc.

In a recessive advertising market, where the competition has been fierce, where supply has multiplied and is progressively more competitive, Antena 3 has confirmed itself as the communications partner of head offices and clients, offering them efficient communication solutions. Antena 3 has transformed the threat of audience dispersal into a business opportunity.

Thus, the Commercial Department has focused its efforts on tightening the links with those responsible for communication and marketing, participating with them in strategy creation, learning all their needs and offering made-to-measure solutions on demand.

In order to always attain innovate Global Communication Solutions, **new products** have been created (sectorial solutions), **new mediums** have been commercialised ("contxtA") and **new concepts** have been developed (Desesperado Club Social).

— Sectorial solutions: by using new formats, the solution for sectors such as Telecommunications, Record and Cinema Companies has been found.

— "contxtA. You only need a mobile to win": Antena 3 has been the market pioneer in developing this commercial formula which directly connects clients and viewers, and which offers an innovative formula for carrying out direct marketing actions via mobile. During 2001, more than 7,00,000 messages from nearly 1,100,000 single users have


En el aire
Estamos escuchando
PROTAGONISTAS
Encuestas
Onda Cero Noticias


contxtA
Conoce a Betty en persona
Aquí te lo contamos
contxtA
CONFIANZA CIEGA



been dealt with. ContxtA has also received the "Alfa" Award from the Club de Dirigentes de Marketing for the Best Marketing Plan of 2001, another reason for Antena 3's Commercial Department to be proud.

Megatrix's successful form of communication has manifested a "know how" which has allowed the creation of a new concept: **Desesperado Club Social**, in which are included traditional media, such as television, innovative forms on the market much used by the young public, such as contxtA, and diverse media such as the Internet, events (sports, musicals, university parties, etc...) Via Digital, radio and cinema.

In order to successfully surmount this dizzying change in rhythm (technology, audiences, competition... etc) team work and the co-ordination of the four departments that make up the Commercial Department have been fundamental.

The **Marketing Department** has been the device to guarantee the multimedia offer and convert it into a made-to-measure global communication solution for each client.

Through its 3 sub-departments (Audience Research, Strategic Marketing and Marketing Services) the opportunities emerging on the market and the different needs of each client have been detected, with the purpose of getting ahead of the competition. Consequently, the Marketing Department has transmitted the interrelation that exists between the different media in the best possible way, personalising each proposal and looking for greater efficiency in our clients campaigns.

The **Sales Operation Department**, through its two sub-departments (Analysis and






OFERTA MULTIMEDIA
Dales lo que buscan
y entrarás en su círculo.
CINE
RADIO
EVENTOS
TELEFONÍA MÓVIL
INTERNET
DESESPERADO
CLUB SOCIAL
TELEVISIÓN EN ABIERTO
TELEVISIÓN DIGITAL

Commercial Management, and Planning and Advertising Control) has worked to adapt the clients needs to Antena 3's offer. Thus, it pursues maximum profitability for the clients investment in Antena 3, combined with an optimum use of our multimedia offer.

The information we receive and give the client has also improved, through continuous sales analysis and the development of new commercial management tools, which has meant an increasingly more complete and personalised service.

The **Sales and New Business Departments** have added more value to their proposals using the new products and medium oriented to giving global communication solutions, and providing the clients with a wide range of possibilities on which to base their communication plans. This development has followed a powerful course, placing Antena 3 in a privileged situation to face the future of the competitive audio-visual business.



LEGAL DOCUMENTATION





























ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on financial statements

To the Shareholders of Antena 3 de Televisión, S.A.:

We have audited the financial statements of ANTENA 3 DE TELEVISIÓN, S.A. comprising the balance sheet as of December 31, 2001, and the related statement of income and notes to financial statements for the year then ended. The preparation of these financial statements is the responsibility of the Company's directors. Our responsibility is to express an opinion on the financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require examination, by means of selective tests, of the documentation supporting the financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the balance sheet and statements of income and of changes in financial position, the figures for 2000. Our opinion refers only to the 2001 financial statements. Our auditors' report dated March 21, 2001, on the 2000 financial statements contained an unqualified opinion.

As indicated in Note 7 to the financial statements referred to above, the Company has controlling interests in various companies. The financial statements referred to above do not reflect the increases in the value of the Company's holdings in these investees which would result from consolidating the majority holdings by the global integration method or from carrying the holdings in associated companies by the equity method. The effect of applying these methods is disclosed in Note 4-d of the financial statements referred to above.

In our opinion, the financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. as of December 31, 2001, and of the results of its operations and of the funds obtained and applied by it in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying management report for 2001 contains the explanations which the directors consider appropriate about the Company's situation, the evolution of its business and other matters, but is not an integral part of the financial statements. We have checked that the accounting information in the management report is consistent with that contained in the financial statements for 2001. Our work as auditors was confined to checking the management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Company's accounting records.

ARTHUR ANDERSEN

March 21, 2002

Luis Jiménez Guerrero

Arthur Andersen y Cía., S. Com. Reg. Merc. Madrid, Tomo 3190, Libro 0, Folio 1, Sec. 8, Hoja M-54414, Inscrip. 1.ª
Domicilio Social: Raimundo Fdez. Villaverde, 65 28003 Madrid Código Identificación Fiscal D-79104469
Inscrita en el Registro Oficial de Auditores de Cuentas (ROAC) N.º S0692 Inscrita en el Registro de Economistas Auditores (REA)

Antena 3 de Televisión, S.A.

Balance sheets as of December 31, 2001 and 2000 (Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

ASSETS	**2001**	**2000**
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	180,159	307,328
Intangible assets (Note 5)	7,694,644	[illegible]
Tangible fixed assets (Note 6)	111,480,714	113,925,739
Land and structures	57,725,332	[illegible]
Technical installations	74,667,472	69,071,563
Other tangible fixed assets	62,018,541	[illegible]
Accumulated depreciation	(82,930,631)	(68,236,288)
Long-term financial investments (Note 7)	61,273,689	[illegible]
Treasury stock (Note 11)	2,932,813	2,932,813
Tax receivables (Note 15)	5,497,908	[illegible]
Total fixed and other noncurrent assets	189,059,927	187,845,078
CURRENT ASSETS:		
Inventories (Note 8)-	309,393,260	294,787,392
Program rights	242,589,220	[illegible]
Consumables and other	5,545,034	6,015,795
Advances to suppliers	61,259,006	[illegible]
Accounts receivable-	182,057,553	201,379,496
Customer receivables for sales and services (Note 9)	132,488,563	[illegible]
Receivable from Group and associated companies (Note 10)	43,645,643	36,920,053
Tax receivables (Note 15)	9,369,490	[illegible]
Sundry accounts receivable	8,498,468	6,507,589
Allowance for bad debts	(11,944,611)	[illegible]
Short-term financial investments (Note 4-g)	26,726,479	18,175,790
Cash	21,444,304	[illegible]
Accrual accounts	981,309	4,463,621
Total current assets	540,602,905	[illegible]
TOTAL ASSETS	729,662,832	717,147,074

The accompanying notes 1 to 22 are an integral part of the balance sheet as of December 31, 2001.

Antena 3 de Televisión, S.A.

Balance sheets as of December 31, 2001 and 2000 (Euros)

SHAREHOLDERS' EQUITY AND LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY (Note 11):		
Capital stock	166,668,000	166,668,000
Legal reserve	[illegible]	[illegible]
Reserve for treasuty stock	2,932,813	2,932,813
Other reserves	[illegible]	[illegible]
Unallocated earnings	9,366,233	9,366,233
Income for the year	[illegible]	[illegible]
Total shareholder's equity	509,153,366	469,737,147
LONG-TERM DEBT:		
Long-term payables to Group and associated companies (Note 10)	5,380,861	[illegible]
Other accounts payable	1,274,405	2,404,048
Capital payments payable (Note 7)	120,004	[illegible]
Total long-term debt	6,775,270	2,794,508
CURRENT LIABILITIES:		
Payable to credit entities (Note 12)	9,778	[illegible]
Trade accounts payable (Note 13)	127,618,261	161,555,906
Payable to Group and associated companies (Note 10)	24,804,184	[illegible]
Customer advances	2,404,434	796,858
Accrued taxes payable (Note 15)	8,109,[illegible]	[illegible]
Compensation payable	5,750,147	1,823,783
Other nontrade payables (Note 7)	3,897,066	[illegible]
Other provisions (Note 14)	41,140,913	28,829,613
Accrual accounts	[illegible]	[illegible]
Total current liabilities	213,734,196	244,615,419
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	729,662,832	[illegible]

The accompanying notes 1 to 22 are an integral part of the balance sheet as of December 31, 2001.

Antena 3 de Televisión, S.A.

Statements of income for 2001 and 2000 (Euros)

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2001	2000
EXPENSES:		
Program and other amortization (Note 18)	237,355,493	228,953,440
Personnel expenses (Note 18)	92,191,500	[illegible]
Period depreciation and amortization	16,779,849	13,835,629
Rent and fees (Note 18)	22,519,106	[illegible]
Variation in operating provisions	1,774,596	–
Other current operating expenses (Note 18)	85,932,128	[illegible]
Taxes other than income tax	2,149,189	550,557
	458,701,861	[illegible]
Operating income	**91,507,970**	**177,399,996**
Financial and similar expenses	2,140,685	[illegible]
Exchange losses	1,589,058	–
	3,729,743	[illegible]
Financial income	**338,358**	**149,263**
Income from ordinaty activities	**91,846,328**	[illegible]
Losses on tangible fixed assets	130,450	328,549
Variation in control portfolio provisions (Note 7)	21,811,558	[illegible]
Extraordinary expenses (Notes 4-k and 18)	18,234,642	5,151,575
	40,176,650	[illegible]
Extraordinary income	–	**457,142**
Income before taxes	**57,530,700**	[illegible]
Corporate income tax (Note 15)	18,114,481	49,528,338
Income for the year	**39,416,219**	[illegible]

The accompanying notes 1 to 22 are an integral part of the balance sheet as of December 31, 2001.

Antena 3 de Televisión, S.A.

Statements of income for 2001 and 2000 (Euros)

CREDIT	2001	2000
REVENUES:		
Net revenues (Note 18)		
Advertising revenues	568,746,066	[illegible]
Sales discounts	(48,010,325)	(47,443,547)
	520,735,741	[illegible]
Other revenues	29,474,090	[illegible]
	550,209,831	619,962,986
Interest and similar revenues	4,068,101	2,439,148
Exchange gains	–	579,454
	4,068,101	3,018,602
Gains on disposals of intangible assets, tangible fixed assets and control portfolio (Note 18)	4,611,199	326,338
Extraordinary revenues	1,249,823	14,594,016
	5,861,022	14,920,354
Extraordinary loss	**34,315,628**	**–**

The accompanying notes 1 to 22 are an integral part of the balance sheet as of December 31, 2001.

Antena 3 de Televisión, S.A.

Notes to 2001 Financial Statements

Translation of reports and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

1. Company description

Antena 3 de Televisión, S.A. ("the Company") was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a license for the indirect management of the television service, per a resolution of the Spanish Council of Ministers dated August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the license for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal are the same as for the former license, with the additional conditions resulting from the provisions of the Spanish National Technical Digital Terrestrial Television Plan and of the Technical Regulations for the Provision of the Terrestrial Digital Television Service.

Royal Decree 2169/1998 enacting the Spanish National Technical Digital Terrestrial Television Plan states that the holders of the licenses for the basic television service must make a technological change within five years from the renewal of the license to enable them to start broadcasting using digital technology. The Company is currently adapting its systems to this technology and expects to meet the deadlines provided for in the aforementioned Royal Decree (see Note 6).

2. Basis of presentation

a) True and fair view

The 2001 financial statements, which were prepared from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. These financial statements, which were prepared by the Company's directors, will be submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes.

b) Comparative information

The Company's 2000 financial statements were prepared in pesetas. However, in order to facilitate their comparison with the 2001 financial statements, the figures in the balance sheet and statements of income and of changes in financial position for 2000 were translated to euros at the exchange rate of €1/Ptas. 166.386, and taking into account the related rounding off.

In order to present a statement of income for the year that better reflects the business activities performed in relation to recurring expenses and extraordinary expenses arising in the year, the Company reclassified various items in the 2001 statement of income, and, accordingly, the balances for 2000 were also reclassified for the purpose of presenting uniform figures.

These reclassifications involve the inclusion in the "Program and Other Amortization" account of €8,696,741 which had been included in the "Prior Years' Extraordinary Expenses and Losses" account, and the reclassification to this latter account of €4,098,901 previously recorded in the "Program and Other Amortization" account.

3. Proposed distribution of income

The Board of Directors will propose to the Shareholders' Meeting the following distribution of 2001 income:

	Euros
Distribution to-	
Voluntary reserves	39,416,217
Legal reserve	2
	39,416,219

4. Valuation standards

The main valuation methods applied by the Company in preparing its financial statements for 2001, in accordance with the Spanish National Chart of Accounts, were as follows:

a) Start-up expenses

Start-up expenses, which relate to capital increase expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €127,169 of amortization of start-up expenses were charged to the statement of income in 2001.

b) Intangible assets

This caption in the balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over five years. In the event of software obsolescence, the related provisions for diminution in value are recorded or the asset is definitively retired.

c) Tangible fixed assets

Tangible fixed assets are carried at cost.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	33
Technical installations	10 and 12.5
Computer hardware	5 and 10
Other installations	5, 10 and 12.5
Other tangible fixed assets	6 and 10

d) Long-term financial investments

Long-term financial investments consist basically of unlisted securities which are valued at the lower of cost or underlying book value of the holdings, adjusted by the amount of the unrealized gains disclosed at the time of acquisition and still existing at year-end, net, where appropriate, of the required provisions for diminution in value if cost is higher than fair value at year-end.

The Company has majority holdings in the capital stock of certain companies and holdings of 20% or more in other companies (see Note 7). The financial statements do not reflect the increases in the value of the Company's holdings in these companies that would be disclosed if the majority holdings were consolidated by the global integration method and the holdings in associated companies were carried by the equity method. The effect of applying these methods would have been to increase shareholders' equity as of December 31, 2001, by €19,744, and to increase income for 2001 by €8,636,279 and assets by €27,091,961. These increases are reflected in the Group's consolidated financial statements as of December 31, 2001.

Devaluation in Argentina

As a result of its international presence, Antena 3 de Televisión, S.A., has been affected, as have other companies, by the effects of the economic situation in Argentina, through the Group company Sprayette, S.A. which operates in Argentina, and in which Antena 3 de Televisión, S.A. made the following investment through its wholly-owned investee Antena 3 Directo, S.A.:

	Euros		
Company	Net Cost of the Investment	Goodwill	Total
Sprayette, S. A.	7,599,846	7,982,024	15,581,870

In recent months wide-reaching changes have been made to Argentina's economic system and the Argentine government amended, among other measures, the Convertibility Law in force since March 1991.

As of December 31, 2001, the date of these financial statements, there was no explicit Argentine peso/euro exchange rate that could be identified as being representative. Also, in early 2002, pursuant to an executive decision, the Argentine peso was devalued with respect to the euro, a circumstance to which the market reacted subsequently.

In conformity with Spanish accounting regulations and international accounting rulings in force, in preparing its financial statements, Antena 3 de Televisión, S.A.

used a peso/euro exchange rate of €1/ ARP 1.4976 (US$ 0.8809) at year-end, as the first representative exchange rate prevailing in the market after December 31, 2001, and following the aforementioned devaluation. This exchange rate was used to evaluate the status of the Company's assets as regards their solvency, the value of its investments, their viability, the recoverability of goodwill, etc.

In accordance with the foregoing, these financial statements reflect an adverse impact of €1,880,000 on the statement of income, and this amount is recorded in the "Variation in Control Portfolio Provisions" account.

Also, the measures adopted by the Argentine government and their effect on local financial statements may lead, in certain circumstances, to financial and net worth imbalances such as situations of negative net worth, the inability to meet short-term foreign currency debt repayment obligations due to limitations on exchanging pesos, the need to make early repayments of the financing received, etc.

In addition, and as indicated in Note 16-a, Antena 3 de Televisión, S.A., as the shareholder of Antena 3 Directo, S.A., has provided a guarantee for Sprayette, S.A. for its banking risk in relation to the grant of credit lines of up to US$ 4 million.

e) Treasury stock

The shares of treasury stock acquired by the Company without there being a capital reduction resolution by the Shareholders' Meeting are valued at acquisition cost, net, if appropriate, of the provisions required to adjust this value to their underlying book value.

Also, in accordance with Article 79 of the revised Corporations Law, the Company has recorded a restricted reserve for an amount equal to the acquisition cost of the Company's shares. This reserve is included under the "Shareholders' Equity" caption in the accompanying balance sheet.

f) Inventories

Program rights

Rights and programs inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs invoiced by third parties for program production and

for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production. The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the statement of income and are included under the "Program Rights" caption in the balance sheet with a credit to the " Program and Other Amortization - Inclusion in Inventories" account in the statement of income.

Amortization of these programs is recorded under the "Program and Other Amortization" caption in the statement of income on the basis of the number of showings, in accordance with the following percentages:

	Percentage of Amortization
1st showing	70
2nd showing	25
Residual value	5

Given their special nature, the series which are broadcast daily are amortized 100% when the first showing of each episode is broadcast.

The residual value of the series is recorded as an expense in the statement of income on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2. Non-inventoriable in-house productions (programs produced to be run only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the balance sheet. The cost of these programs is recorded under the "Program and Other Amortization" caption in the statement of income at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Company. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the balance sheet. The amortization of the rights is recorded in the statement of income under the "Program and Other Amortization" caption on the basis of the

number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

Films	Number of Showings Contracted 1	2	3 or More
1st showing	100%	50%	50%
2nd showing	–	50%	30%
3rd showing	–	–	20%

Series	Number of Showings Contracted 1	2 or More
1st showing	100%	50%
2nd showing	–	50%

4. Live broadcasting rights are recorded at cost. The cost of these rights is recorded as an expense under the "Program and Other Amortization" caption in the statement of income at the time of broadcast of the event on which the rights were acquired.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program and Other Amortization" caption in the statement of income at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Provisions

The Company records provisions to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the provisions recorded are used to write off the cost of the rights.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Company operates. However, programs are used over several years (see Note 8).

g) Short-term financial investments

This caption includes short-term financial investments (mainly in fixed-income securities). The Company records these short-term financial investments for the amount effectively paid and for the unmatured accrued interest at year-end earned on these acquisitions. As of December 31, 2001, the Group had short-term deposits amounting to €9,826,746.

The holding of Antena 3 de Televisión, S.A. in its investee Equalia Turf, S.A. is recorded under this caption for a book value of €15,350,997. The capital payments payable of €3,837,751 are recorded under the "Other Nontrade Payables" caption on the liability side of the accompanying balance sheet as of December 31, 2001. This Company will be liquidated in 2002.

In addition, this caption includes €1,548,736 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2002, and which earns annual interest tied to Euribor. The Company records this loan at the amount effectively paid together with the unmatured accrued interest at year-end arising therefrom.

h) Exchange difference

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising as a result of translation at year-end of the receivables and payable in foreign currencies are recorded under the "Deferred Revenues" caption on the liability side of the balance sheet, unless exchange losses have been charged to income in prior years, in which case the net positive different are credited to period income up to the limit of the negative net differences charged to income in prior years. Negative differences are charged to income. Positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

i) Corporate income tax

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income.

In 2001 the Company started to be taxed on a consolidated basis with other Group companies (see Note 15).

In this connection, in calculating its corporate income tax, the Company took into account the Spanish Accounting and Audit Institute Resolution of October 9, 1997, establishing the methods for the recording of corporate income tax at companies that file consolidated tax returns.

Prepaid taxes are only recognized in assets if their future realization is reasonably assured.

j) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the Company only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

At present, the Company basically obtains revenues from advertising, which are recorded in the statement of income when the advertising spot is broadcast.

Sale of in-house production and other audiovisual rights

The Company records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of these rights are not taken to income until the rights are transferred.

k) Short-term provisions for contingencies and expenses

The Company records under the "Other Provisions" caption in the balance sheet the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Company, litigation, indemnity payments or outstanding obligations of undetermined amount, and to cover projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises. This caption also includes the provisions required for losses of Group companies which exceed the book value of the related holdings. €13,058,230 were charged in this connection to the "Extraordinary Expenses" caption in the accompanying statement of income for 2001 (see Note 18-f).

l) Termination indemnities

Under current labor regulations, the Company is required to make indemnity payments to employees terminated under certain conditions. The Company's directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying balance sheet as of December 31, 2001.

5) Intangible assets

The transactions recorded in 2001 in the "Intangible Assets" accounts and in the related accumulated amortization are summarized as follows:

	Euros		
	Balance at 12/31/00	**Additions or Provisions**	**Balance at 12/31/01**
Cost:			
Intellectual property	75,127	–	75,127
Computer software	10,290,583	2,317,845	12,608,428
	10,365,710	2,317,845	12,608,428
Accumulated amortization:			
Intellectual property	(75,127)	–	(75,127)
Computer software	(3,325,784)	(1,588,000)	(4,913,784)
	(3,400,911)	(1,588,000)	(4,988,911)
Total	**6,964,799**	**729,845**	**7,694,644**

As of December 31, 2001, the cost and accumulated amortization of the fully amortized intangible assets currently being used by the Company amounted to €96,745.

6. Tangible fixed assets

The transactions recorded in 2001 in the "Tangible Fixed Assets" accounts and in the related accumulated depreciation are summarized as follows:

	Euros				
	Balance at 12/31/00	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Cost:					
Land and structures	56,551,014	1,236,036	–	(61,718)	57,725,332
Technical installations	69,071,563	4,682,707	(122,504)	1,035,706	74,667,472
Computer hardware	16,357,085	2,930,763	(197,499)	(481)	19,089,868
Other installations and tangible fixed assets	39,375,849	3,321,734	(235,705)	(166,991)	42,294,887
Construction in progress	806,516	633,786	–	(806,516)	633,786
	182,162,027	12,805,026	(555,708)	–	194,411,345
Accumulated depreciation:					
Structures	(9,219,009)	(1,538,825)	–	4,910	(10,752,924)
Technical installations	(31,874,857)	(7,174,678)	66,406	(197,595)	(39,180,724)
Computer hardware	(5,919,933)	(2,851,875)	118,718	(1,436)	(8,654,526)
Other installations and tangible fixed assets	(21,222,489)	(3,499,302)	185,213	194,121	(24,342,457)
	(68,236,288)	(15,064,680)	370,337	–	(82,930,631)
Total	**113,925,739**				**111,480,714**

The Company is in the process of adapting to the technology provided for in the Spanish National Technical Digital Terrestrial Television Plan and foresees that it will meet the deadlines established by Royal Decree 2169/1998, which requires that the holders of the licenses for the basic television service must make a technological change within two years from renewal of the license to enable them to start broadcasting using digital technology. In this connection, in 2001 significant investments were made, mainly to meet the requirements of the Royal Decree, in order to replace the analog systems with digital systems.

As of December 31, 2001, the cost and accumulated depreciation of the fully depreciated assets being used by the Company amounted to €14,583,000.

The Company takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

7. Long-term financial investments

The transactions recorded in 2001 in the "Long-Term Financial Investments" accounts and in the related provisions are summarized as follows:

	Euros			
	Balance at 12/31/00	Additions or Provisions	Retirements or Reductions	Balance at 12/31/01
Holdings in group companies				
Antena 3 Directo, S.A.	18,137,337	–	–	18,137,337
Movierecord Cine, S.A.	18,006,323	–	–	18,006,323
Inversiones Valores Inmuebles, S.L.	7,969,421	782,235	–	8,751,656
Antena 3 Interactiva, S.A.	60,101	8,355,300	–	8,415,401
Antena 3 Producciones, S.A.	6,343,238	–	–	6,343,238
Battres Comunicación Alternativa, S.A.U.	–	3,652,290	–	3,652,290
Antena 3 Iniciativas Comerciales, S.A.	3,515,921	–	–	3,515,921
Antena 3 Temática, S.A.	60,101	2,723,751	–	2,783,852
Compunet Servicios Telemáticos, S.A.	2,404,048	–	–	2,404,048
Megatrix, S.A.	1,000,000	1,250,003	–	2,250,003
Ensueño Films, S.L.	3,498	1,800,001	–	1,803,499
Antena 3 International, Inc.	1,675,994	–	–	1,675,994
Traherpa, S.L.U.	–	1,275,450	–	1,275,450
Antena 3 Castilla-León, S.A.	720,000	539,997	–	1,259,997
Farmaplaning, S.L.	605,544	–	–	605,544
Publicidad 3, S.A.	36,872	468,002	–	504,874
Antena 3 Perú, S.A.	364,015	–	–	364,015
Nova Televisió, S.A.	245,213	–	–	245,213
Licencias e Imagen, S.A.U.	–	90,152	–	90,152
Guadiana Producciones, S.A.U.	–	65,510	–	65,510
Antena 3 Editorial, S.A.	60,101	–	–	60,101
Todotoys, S.L.	1,184,998	1,957,400	–	3,142,398
Famosos Artistas, Músicos y Actores, S.A.	60,101	–	(60,101)	–
Total participaciones en empresas del grupo	62,452,826	22,960,091	(60,101)	85,352,816
Participaciones en empresas asociadas–	–	–	–	–
Canal Factoría de Ficción, S.A.	240,002	–	–	240,002
Total participaciones en empresas asociadas	240,002	–	–	240,002
Otras participaciones–				
Canal Satélite Digital, S.L.	9,416,159	603,416	–	10,019,575
T.V.I. Televisão Independente, S.A.	2,016,251	–	–	2,016,251
Media Park, S.A.	1,141,923	–	–	1,141,923
Audiometría, S.A.	150,253	–	(150,253)	–
Ditel XXI, S.A.	150,253	–	(150,253)	–
Usandizaga Canal y Asociados, S.A.	540,989	–	–	540,989
Total otras participaciones	13,415,828	603,416	(300,506)	13,718,738
Fianzas constituidas a largo plazo	133,342	2,140	–	135,482
Créditos a largo plazo	–	3,606,073	–	3,606,073
Provisión por depreciación de la cartera	(19,967,864)	(31,915,942)	10,104,384	(41,779,422)
Total	**56,274,134**	**(4,744,222)**	**9,743,777**	**61,273,689**

The variation in the provision for diminution in value of long-term financial investments amounted to €21,811,588, and this amount was recorded under the "Variation in Control Portfolio Provisions" caption in the accompanying statement of income.

On November 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 it was decided to renegotiate the loan contract, and Antena 3 de Televisión, S.A. accepted the partial repayment of the loan through the assignment to it by Manga Films, S.L. of copying and public dissemination rights on 38 feature films for a total price of €13,522,772. It was decided to grant an extension of five years for the remaining portion, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated on the principal amount at an interest rate tied to Euribor. The portion of the loan maturing at over one year is included under this caption.

The Group companies and relevant information thereon are as follows:

Company	Location	Line of Business	% of Ownership	Euros Capital	Reserves	Shareholders Contributions	Income (Loss) for the Year	Extraordinary Income (Loss)
Publicidad 3, S.A.	Madrid	Advertising	100%	60,101	(40,466)	468,002	(279,728)	(286,088)
Antena 3 Editorial, S.A.	Madrid	Management of rights	100%	60,101	1,058	–	374,899	–
Antena 3 International, Inc.	U.S.A.	Portfolio company	100%	2,321,391	(1,839,139)	–	(c)	(c)
Antena 3 Perú, S.A.	Perú	Television	100%	498,491	290,806	–	28,861	(1,923)
Farmaplaning, S.L.	Madrid	TV home shopping	100%	607,022	124,554	–	(3,586)	282
Antena 3 Directo, S.A.	Madrid	TV home shopping	100%	17,580,000	53,274	–	(512,741)	(144,784)
Antena 3 Castilla-León, S.A.	Madrid	Audiovisual productions	60%	2,100,000	(480,455)	–	(146,791)	(16,263)
Antena 3 Temática, S.A.	Madrid	Audiovisual productions	100%	997,824	2,085,830	–	(854,952)	(2,938,619)
Antena 3 Iniciativas comerciales, S.A.	Madrid	Processing of TV-sales	100%	3,515,921	(3,857,500)	–	2,739,816	2,922,920
Antena 3 Interactiva, S.A.	Madrid	Internet	100%	8,415,402	(5,625,365)	–	(3,915,966)	(1,809,125)
Antena 3 Producciones, S.A.	Perú	Audiovisual productions	100%	3,457,743	193,291	–	39,450	229,882
Nova Televisió, S.A.	P. Mallorca	Audiovisual productions	51%	480,810	469,060		(257,041)	–
Movierecord Cine, S.A.	Madrid	Advertising in Spanish cinemas	100%	800,728	7,168,632	–	(1,650,878)	(54,091)
Megatrix, S.A.	Madrid	Audiovisual productions	100%	2,250,000	(451)	–	(1,323,525)	2,975
Ensueño Films, S.L.	Madrid	Audiovisual productions	100%	1,803,500	–	–	(225,193)	–
Inversiones Valores inmuebles, S.L.	Madrid	Portfolio company	84.6%	4,447	1,935	–	(3,678)	–
Compunet Servicios telemáticos, S.A. (a)	Madrid	Internet	20%	6,010	73,696	–	(759,983)	8,655
Guadiana Producciones, S.A.	Madrid	Production, distribution and screening	100%	60,101	812,172	–	223,907	168
Licencias e Imagen, S.A.	Madrid	Merchandising	100%	60,101	103,512	–	35,580	(8,985)
Battres Comunicación Alternativa, S.A.U.	Madrid	Creation of events	100%	300,506	(2,851,087)	3,307,003	(1,328,922)	(993,329)
Traherpa, S.L.	Madrid	Transportation of products	100%	12,020	304,473	–	11,834	(3,282)
Todotoys, S.L. (b)	Madrid	Sales through the Internet	26.04%	6,070	(170,495)	1,957,394	(1,790,072)	–

(a) The Company owns indirect holdings of 14% through Traherpa S.L. and of 55.84% through inversiones de Valores Inmuebles, S.L.
(b) The Company owns and indirect holding of 73.96% through Antena 3 Interactiva, S.A.
(c) Information not available.

The associated company and relevant information thereon are as follows:

Company	Location	Line of Business	% of Ownership	Euros Capital Stock and Additional Paid-in Capital	Reserves	Income for the Year	Extraordinary Income	Capital Payments Payable
Canal Factoría de Ficción, S.A	Madrid	Production of fiction programs	40%	600,000	(a)	(a)	(a)	[illegible]

(a) Information not available.

Other investee companies and relevant information thereon are as follows:

Company	Location	Line of Business	% of Ownership	Euros Capital and Additional Paid-in Capital	Reserves	Income (Loss) for the Year
T.V.I. Televisão Independiente, S.A.	Lisbon	Televisión	2.25%	106,679,650 (a)	(b)	(b)
Canal Satélite Digital, S.L.	Madrid	Televisión digital	2.25%	(b)	(b)	(b)
Media Park, S.A.	Barcelona	Parque temático	5%	100,685,000	(9,691,000)	(83,712,240)
Usandizaga, Canal y Asociados, S.A	Madrid	Internet	15%	2,452,320	(1,163,880)	(b)

(a) In thousands of Portuguese escudos.
(b) Information not available.

Except for the information relating to Antena 3 Directo, S.A., Antena 3 Castilla y León, S.A. Antena 3 Temática, S.A., Nova Televisió, S.A., Antena 3 Interactiva, S.A. and Antena 3 Producciones, S.A., the data on the net worth position of the Group companies were obtained from the unaudited financial statements as of December 31, 2001.

None of the investees of Antena 3, de Televisión, S.A. is listed on Spanish or foreign stock exchanges.

On January 8, 2001, the Company acquired all the shares of Traherpa, S.L. which, in turn, has a 14% shareholding in Compunet Servicios Telemáticos, S.A., the sole shareholder of Cinemagazine, S.A.U. This acquisition gave rise to goodwill amounting to €971,560, which the Company is amortizing on a straight-line basis over three years.

On October 1, 2001, the Company acquired all the shares of Battres Comunicación Alternativa, S.A.U. from the Group company Famosos, Artistas, Músicos y Actores, S.A. No gain was obtained on this transaction.

On October 18, 2001, Antena 3 de Televisión, S.A. sold to Grupo Admira, S.A.U. all its shares of Famosos, Artistas, Músicos y Actores, S.A. This transaction gave rise to a gain of €4,447,490, which is recorded under the "Gains on Disposals of Intangible Assets, Tangible Fixed Assets and Control Portfolio" caption in the accompanying statement of income.

On December 14, 2001, Antena 3 de Televisión, S.A. acquired 568 shares of Inversiones Valores Inmuebles, S.L., thereby increasing its ownership interest in the aforementioned company to 84.6%. Inversiones Valores Inmuebles, S.L. in turn owns 66% of the capital stock of Compunet Servicios Telemáticos, S.L. This acquisition gave rise to goodwill amounting to €786,551, which the Company is amortizing on a straight-line basis over three years.

On December 19, 2001, Antena 3 Iniciativas Comerciales, S.A. sold to Antena 3 Televisión, S.A. the 1,000 shares representing the capital stock of Guadiana Producciones, S.A. and of Licencias e Imagen, S.A., as a result of which the Company is now the sole shareholder of these two companies.

In 2001 Antena 3 Interactiva, S.A., Antena 3 Castilla y León, S.A., Megatrix, S.A., Ensueño Films, S.L. and Canal Satélite Digital, S.L. increased their capital stock. Antena 3 Televisión, S.A. subscribed to all these capital increases, thereby maintaining its percentage of ownership of these companies.

In addition, capital contributions were made to Battres Comunicación Alternativas, S.A.U., Publicidad 3, S.A.U., Todotoys, S.L. and Antena 3 Temática, S.A.U. in order to restore the losses incurred by them in recent years.

Lastly, on April 27, 2001, Equalia Turf, S.A. was incorporated to operate the La Zarzuela Racecourse. Antena 3 de Televisión, S.A. subscribed to 51% of the capital stock of the new company for €15,351.000. As of December 31, 2001, €3,837,751 were payable in this connection, and this amount is recorded under the "Other Nontrade Payables" caption in the accompanying balance sheet as of December 31, 2001. As indicated in Note 4-g), this company will be liquidated in 2002, and, accordingly, this investment is recorded under the "Short-Term Financial Investments" caption.

8. Inventories

The detail of the balance of this caption in the balance sheet as of December 31, 2001, is as follows:

	Euros
Programs rights, net-	
Rights on outside productions	182,487,228
In-house productions and programs in process	[illegible]
Sports broadcasting rights	3,213,540
Allowance for inventory obsolescence (Note 18)	[illegible]
	242,589,220
Consumables and other-	
Dubbing, sound tracks and titles	2,656,762
Other materials	2,888,272
	5,545,034
Advances to suppliers	61,259,006
	309,393,260

The "Advances to Suppliers" caption in the balance sheet as of December 31, 2001, includes basically prepayments in connection with commitments to purchase sports broadcasting rights and rights on outside productions.

At 2001 year-end the Company had commitments, mainly for the purchase of audiovisual property rights, amounting to US$ 108,791,174 (approximately €123 million).

It is estimated that €143 million of rights on in-house and outside productions will be amortized in 2002 (see Note 4-f).

9. Customer receivables

The balance of this caption in the balance sheet as of December 31, 2001, is made up of the following accounts, which were grouped together for presentation purposes:

	Euros
Customer receivables for sales	123,579,484
Barter customer receivables	8,153,276
Trade notes receivable	755,803
Total	**132,488,563**

10. Balances and transactions with Group and associated companies

The detail of the balances of the "Receivable from Group and Associated Companies" and "Payable to Group and Associated Companies" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2001, is as follows:

	Euros					
	Short-Term Receivables			Short-Term Payables		
	Operating Receivables	Short-Term Loans	Receivable from Group and Associated Companies	Short-Term Payables	Operating Payables	Payable to Group and Associated Companies
Group companies:						
Publicidad 3, S.A.	444,082	–	444,082	–	(103,284)	(103,284)
Nova Televisió, S.A.	37,834	–	37,834	–	–	–
Productora de Aragón, S.A.	66	–	66	–	(520,795)	(520,795)
Antena 3 Editorial, S.A.	164,215	–	164,215	(1,157,940)	[illegible]	[illegible]
Antena 3 International, Inc.	2,350	–	2,350	–	(737,953)	(737,953)
Antena 3 Perú, S.A.	631	2,535,478	2,536,109	–	–	–
Farmaplaning, S.L.	4,982	–	4,982	(676,018)	(1,917)	(677,936)
Antena 3 Directo, S.A.	730,001	1,855,258	2,585,260	–	(818,278)	[illegible]
Guadiana Producciones, S.A.	47,744	472,510	520,254	–	(515,548)	(515,548)
Gestión de Telecomunicaciones 2000, S.L.	–	2,381,739	2,381,739	–	–	–
Digimedia, S.A.	517	–	517	–	–	–
Antena 3 Castilla-León, S.A.	158,823	181,055	339,878	–	(609,793)	(609,793)
Antena 3 Producciones, S.A.	–	(b) 3,215,180	3,215,180	–	–	–
Antena 3 Iniciativas Comerciales, S.A.	32,316	–	32,316	(1,763,520)	(333,940)	(2,097,460)
Antena 3 Interactiva, S.A.	120,142	5,529,768	5,649,910	–	(2,440,453)	(2,440,452)
Antena 3 Temática, S.A.U.	453,902	3,162,982	3,616,885	–	(935,596)	(935,596)
Arbatax Emisiones Audiovisuales, S.A.	835	1,758,075	1,758,910	–	(65,438)	(65,438)
Movierecord Cine, S.A.	–	–	–	–	(1,866,918)	(1,866,918)
Megatrix, S.A.	230,680	2,490,053	2,720,734	–	(1,647,026)	(1,647,026)
Licencias e Imagen, S.A.	441,726	90,098	531,824	(709)	(4,880)	(5,589)
Ensueño Films, S.L.	177,990	1,270,666	1,448,656	–	–	–
Battres Comunicación Alternativa, S.A	1,671	969,511	971,181	–	(61,466)	(61,466)
Inversiones Valores Inmuebles, S.L.	3,714	–	3,714	–	–	–
Compunet Servicios Telemáticos, S.A.	451	773,875	774,326	–	–	–
Traherpa, S.L.U.	–	–		(246,806)	–	(246,806)
Equalia Turf, S.A.	274,494	–	274,494	–	–	–
Cinemagazine, S.A.	234	–	234	–	(234)	(234)
Associated and related companies:						
Canal Factoría de Ficción, S.A.	1,021,168	–	1,021,168	–	–	–
T.V.I. Televisão Independente, S.A.	484,794	–	484,794	–	(228)	(228)
Media Park, S.A.	29,906	–	29,906	–	(21,420)	(21,420)
Telefónica, S.A (a)	24	–	24	–	–	–
Cabinas Telefónicas, S.A.	–	–		–	(70,607)	(70,607)
Lola Films, S.A.(a)	377,363	–	377,363	–	(948,030)	(948,030)
Gestión de Medios Audiovisuales	–	–		–	–	–
de Fútbol, S.L. (a)	–	–		–	–	–
DTS, Distribuidora de Televisión	–	–		–	–	–
Digital, S.A. (a)	1,142,597	–	1,142,596	–	(2,450,970)	(2,450,969)
Playa de Madrid, S.A.	12,134	–	12,134	–	(610,238)	(610,238)
Telefónica Multimedia, S.A.C. (a)	5,601	–	5,601	–	–	–
Telefónica de España , S.A. (a)	286,527	–	286,527	–	(806,528)	(806,528)
Telefónica de Argentina (a)	258	–	258	–	–	–
Level 51, S.L.	6	178,416	178,422	–	–	–
Tododoys, S.L.	–	13,601	13,601	–	–	–
Famosos Artistas, Músicos y Actores, S.A.	85,079	1,975,268	2,060,348	(88,649)	(1,260,551)	(1,349,200)
Uniprex, S.A	663,104	–	663,103	–	(23,307)	(23,307)
Canal 11 Telefe	413,959	–	413,959	–	–	–
Mediterránea de Medios, S.A.	–	–	–	–	(228)	(228)
Telefónica Servicios Audiovisuales, S.A	8,913	–	8,913	–	(1,627,823)	–
Telefónica Servicios Móviles, S.A.	751,092	–	751,091	–	(259,860)	(259,860)
Terra Network, S.A.	139,435	–	139,435	–	–	–
Telefónica Data España, S.A.	–	–	–	–	(129,614)	(129,614)
Grupo Admira Media Media, S.A.(a)	5,993,474	–	5,993,473	–	(850,546)	(850,546)
Telefónica Ingeniería de Seguridad, S.A.	–	–	–	–	(200,930)	(200,930)
Telefónica Serv. De Distribución, S.A.	–	–	–	–	(95,062)	(95,062)
Audiovisual Sport, S.L	–	–	–	–	(838,352)	(838,352)
Telefónica Servicios, S.A.	37,371	–	37,371	–	–	–
Cia Servicios Mensatel, S.A.	9,905	–	9,905	–	–	–
Telefónica Publicidad e Información, S.A.	–	–	–	–	(126)	(126)
Gerencia Balear de Medios, S.A.	–	–	–	–	(12,561)	(12,561)
Canal Satélite Digital, S.L.	–	–	–	–	(42)	(42)
Total	**14,792,110**	**28,853,533**	**43,645,643**	**(3,933,642)**	**(20,870,542)**	**(24,804,184)**

(a) Companies related through common shareholders.
(b) Loan granted in U.S. dollars.

The Company also has long-term notes payable to Lola Films, S.A. amounting to €5,380,861, of which €2,884,858 mature in 2003 and €2,496,003 in 2004.

At the date of preparation of these financial statements, the short-term loans were being renewed.

The loans granted to the Group companies earn interest at an average rate tied to Euribor.

The detail of the transactions carried out in 2001 with the Group and associated companies is as follows:

	Euros			
	Sales	Financial Revenues	Purchases and Acquisition of Rights and Other Services	Financial Expenses
Group companies				
Nova Televisió, S.A.	24,654	–	138	–
Antena 3 Editorial, S.A.	–	–	–	8,330
Antena 3 International, Inc.	2,350	–	1,081,822	–
Antena 3 Perú, S.A.	631	132,433	–	–
Farmaplaning, S.L.	–	–	10,013	14,905
Antena 3 Directo, S.A.	1,731,708	74,501	14,935	–
Guadiana Producciones, S.A.	83,673	14,070	638,293	–
Gestión de Telecomunicaciones 2000, S.L.	–	148,732	–	–
Antena 3 Castilla-León, S.A.	374,413	920	1,173,632	–
Antena 3 Producciones, S.A.	–	206,309	–	–
Antena 3 Iniciativas Comerciales, S.A.	86,371	–	193,796	73,816
Antena 3 Interactiva, S.A.	172,977	385,261	2,277,607	–
Antena 3 Temática, S.A.U.	1,193,069	137,385	2,259,637	–
Arbatax Emisiones Audiovisuales, S.A.	721	256,722	16,636	–
Movierecord Cine, S.A.	14,436	–	2,317,815	–
Megatrix, S.A.	2,420,318	44,805	9,819,991	–
Licencias e Imagen, S.A.	177,743	–	4,207	709
Ensueño Films, S.L.	303,806	42,167	–	–
Battres Comunicación Alternativa, S.A	19,154	143,810	–	–
Inversiones Valores Inmuebles, S.L.	236,630	–	–	–
Compunet Servicios Telemáticos, S.A.	–	13,270	12,537	–
Traherpa, S.L.U.	–	–	–	4,712
Tododoys, S.L.	209,837	16,582	–	–
Associated and related companies				
Canal Factoría de Ficción, S.A.	1,349,224	–	–	–
T.V.I. Televisão Independente, S.A.	589	–	–	–
Media Park, S.A.	288	–	478,622	–
Telefónica, S.A (a)	–	–	23,554	–
Lola Films, S.A.(a)	779,465	–	4,553,364	–
Gestión de Medios Audiovisuales	–	–	–	–
de Fútbol, S.L. (a)	–	–	416,291	–
DTS, Distribuidora de Televisión	–	–	–	–
Digital, S.A. (a)	1,047,841	–	4,215,583	–
Playa de Madrid, S.A.	152,068	–	835,227	–
Telefónica Multimedia, S.A.C. (a)	67,169	–	–	–
Telefónica de España , S.A. (a)	324,048	–	2,904,433	–
Level 51, S.L.	–	2,819	–	–
Famosos Artistas, Músicos y Actores, S.A.	718,480	88,421	2,795,500	–
Uniprex, S.A	541,037	–	100,892	–
Canal 11 Telefe	460,772	–	–	–
Mediterránea de Medios, S.A.	1,230,272	–	–	–
Telefónica Servicios Audiovisuales, S.A	8,414	–	7,925,036	–
Telefónica Servicios Móviles, S.A.	1,286,364	–	868,955	–
Telefónica Data España, S.A.	–	–	334,055	–
Grupo Admira Media Media, S.A.(a)	2,157,483	–	1,711,226	–
Telefónica Ingeniería de Seguridad, S.A.	–	–	273,388	–
Telefónica Serv. De Distribución, S.A.	–	–	8,090	–
Audiovisual Sport, S.L	–	–	1,338,797	–
Gerencia Balear de Medios, S.A.	–	–	180,652	–
Canal Satélite Digital, S.L.	–	–	78	–
Battering Media	80,920	–	31,884	–
Atento Telecomunicaciones España	–	–	97,977	–
ZZJ, S.A.	–	–	35,099	–
Telefónica Sistemas	–	–	584,707	–
TOTAL	17,256,925	1,708,207	49,534,469	102,472

(a) Companies related through common shareholders.

The balances with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

11. Shareholders' equity

The transactions recorded under this caption in the accompanying balance sheet as of December 31, 2001, are summarized as follows:

	Euros					
	Capital Stock	Legal Reserve	Reserve for Treasury Stock	Other Reserves	Unallocated Earnings	Income for the Year
Balances at December 31, 2000	166,668,000	23,090,404	2,932,813	139,201,634	9,366,233	128,478,063
Distribution of 2000 income	–	10,243,194	–	118,234,869	–	(128,478,063)
2001 income	–	–	–	–	–	39,416,219
Balances at December 31, 2001	**166,668,000**	**33,333,598**	**2,932,813**	**257,436,503**	**9,366,233**	**39,416,219**

Capital stock

The Company's capital stock as of December 31, 2001, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided by the Private Television Law of May 3, 1988, and the Company's bylaws.

The companies or corporate groups with an ownership interest of 5% or more in the capital stock of Antena 3 de Televisión S.A. are as follows:

	Percentage of Ownership
Grupo Admira Media, S.A.U.	47.51
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Grupo Banco Santander Central Hispano)	12.79
RTL Group Communications S.L.U.	10.00
RTL Group, S.A.	7.25
Other shareholders	5.04
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for Adjustment of Capital Stock to Euros".

Reserve for treasury stock

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the treasury stock held by Company. Also, the par value of the treasury stock cannot exceed 10% of the Company's capital stock and the shares involved must be fully paid in.

As of December 31, 2001, the total cost of the shares of treasury stock amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

12. Payable to credit entities

The breakdown of the balance of this caption on the liability side of the accompanying balance sheet as of December 31, 2001, showing the related maturities, is as follows:

	Euros	
	Limit	Balance Drawn Down
Credit lines	66,671,859	8,630
Accrued interest payable	-	1,148
	66,671,859	9,778

The interest rates paid by the Company in 2001 on the loans and credit facilities with credit entities are mainly tied to Mibor or Euribor plus a spread ranging from 0.1% to 0.6%.

Certain credit facilities are subject to compliance with certain financial requirements.

13. Trade accounts payable

The detail of the balance of this caption in the balance sheet as of December 31, 2001, is as follows:

	Euros
Payable to suppliers	123,997,488
Payable for unreceived invoices	2,144,429
Barter payables	1,476,344
	127,618,261

14. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying balance sheet as of December 31, 2001, is as follows:

	Euros
Trade discounts payable	17,269,187
Other short-term provisions for contingencies and expenses	23,871,726
Total	41,140,913

[illegible] Tax matters

The detail of the balances of the "Tax Receivables" and "Accrued Taxes Payable" captions on the asset and liability sides, respectively, of the accompanying balance sheet as of December 31, 2001, is as follows:

	Euros
Long term-	
Prepaid taxes	5,497,908
Short term-	
Prepaid taxes	[illegible]
Corporate income tax receivable	3,252,383
Other tax receivables	[illegible]
	9,369,490
Total tax receivables	**14,867,398**
Personal income tax withholdings payable	1,925,721
VAT payable	3,461,415
Accrued social security taxes payable	1,576,226
Other accrued taxes payable	1,146,052
Total accrued taxes payable	**8,109,414**

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid tax authorities of its election to file consolidated tax returns for 2001, 2002 and 2003.

Under the consolidated tax regime, individual corporate income tax payables and receivables are transferred to the Controlling Company (Antena 3 de Televisión, S.A.) and, accordingly, the companies must make tax payments to or tax collections from the Controlling Company.

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

The reconciliation of the 2001 income per books to the taxable income for corporate income tax purposes is as follows:

	Euros	
	Taxable Income	Tax Charge
2001 income before taxes	57,530,700	20,135,745
Permanent differences-		
Increases	3,142,100	1,099,732
Permanent difference in consolidation	12,106,800	4,237,382
Tax credits	-	(7,358,378)
Total permenent differences	15,248,900	(2,021,264)
Adjusted taxable income	72,779,600	18,114,481
Timing differences:		
Increases-		
Arising in the year	9,537,210	3,338,027
Decreases-		
Arising in prior years	(15,315,230)	(5,360,331)
Total timing differences	(5,778,020)	(2,022,304)
Taxable income and net tax payable	**67,001,580**	**16,092,177**
2001 tax prepayments		(15,206,850)
Tax charge payable		**885,327**
Tax assets taken by Group companies		(4,137,710)
Corporate income tax receivable		**(3,252,383)**

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Taxes" account, arose as a result of the following timing differences:

	Euros
Prepaid tax:	
Provision for operating bad debts	1,875,638
Provision for in-house productions	3,356,286
provision for outside productions	91,997
Provision for contingencies and expenses	1,682,834
Portfolio provision	3,338,027
Other items	740,447
Total	**11,085,229**

Based on the estimate made by the Company's directors of when future income will arise to enable the offset and use of these prepaid taxes, €5,497,908 were recorded under the "Fixed and Other Noncurrent Assets – Tax Receivable" caption and the remainder under the "Current assets - Tax Receivables" caption.

Current corporate income tax regulations provide certain tax incentives basically to encourage new investments and job creation. The Company availed itself of these tax incentives in several years and had the following unused tax credits for investment in audiovisual production as of December 31, 2001:

Year	Euros	Last Year for Use
2001	2,772,956	2006

The Company has 1999, 2000 and 2001 for VAT and personal income tax withholdings and the years since 1998 for corporate income tax open for review by the tax inspection authorities. The Company's directors do not expect any material liabilities that would affect the financial statements to arise in the event of an inspection of the open years.

16. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Company to finance entities for third parties is as follows:

	Euros
Group and associated companies	25,352,986
Other guarantees	13,057,343
Total	38,410,329

As of December 31, 2001, the guarantees provided to associated companies included basically the guarantee provided by the Company to Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. for €13,145,524 and €9,772,022, respectively, in connection with the normal operations of these companies.

Also, the Company, as the sole shareholder of Antena 3 Directo, S.A., provided a guarantee for Sprayette, S.A. (a subsidiary of the latter) for its banking risk through the grant of credit lines of up to US$ 4 million. As security for this guarantee, the shares of the aforementioned company were pledged. In 2001 US$3 million had been drawn down against this credit line by Sprayette, S.A.

The Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2001, which might arise from the guarantees provided would not be material

b) Other contingent liabilities

As of December 31, 2001, the only significant litigation pending was that relating to the claim filed by various rights management entities for €15 million. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The Company's directors and their legal advisers do not expect any material liabilities to arise from the outcome of the lawsuit in progress that would affect the financial statements.

17. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the Company's debts reflected on the liability side of the accompanying balance sheet as of December 31, 2001, at their equivalent euro value is as follows:

Currency	Euros Trade Accounts Payable
U.S. dollars	39,847,361
Other currencies	231,937
Total	40,079,298

b) Foreign currency transactions

The foreign currency transactions in 2001 related mainly to transactions denominated in U.S. dollars; their equivalent euro values at the average exchange rates for the year being as follows:

	Euros	
	U.S. Dollars	Other Currencies
Sales	2,506,743	80,572
Purchases and other expenses	89,590,717	8,414
Total	**92,097,460**	**88,986**

18. Revenues and expenses

a) Net revenues

Most of the Company's sales are made in Spain.

b) Program and other amortization

The detail of the "Program and Other Amortization" caption in 2001 is as follows:

	Euros
Broadcasting of in-house productions	[illegible]
Outside production services	105,532,911
Program broadcasting rights	99,024,407
Performances of and contributions by entertainers	12,107,347
Other supplies	[illegible]
Live broadcasting rights	390,658
Addition to inventories	(128,462,455)
Total	**237,355,493**

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-f.

c) Personnel expenses

The breakdown of the personnel expenses in 2001 is as follows:

	Euros
Wages and salaries	73,774,759
Social security costs and other employee welfare expenses	15,720,794
Other personnel expenses	2,695,947
Total	**92,191,500**

The average number of employees in 2001, by category, was as follows:

Professional Category	Number of Employees
Senior management	11
Operations and programs personnel	1,193
Commercial personnel	166
Management personnel	200
Interns	33
Specific-project contracts	224
Total	**1,827**

d) Rents and fees

The "Rent and Fees" caption in the accompanying 2001 statement of income includes, inter alia and as the most significant item, the amounts paid to Ente Público Retevisión as fees for the distribution of the audiovisual signal.

e) Other current operating expenses

The breakdown of the balance of this caption in the 2001 statement of income is as follows:

	Euros
Other expenses	[illegible]
Work performed by other companies	13,830,424
Copyright	[illegible]
Communications	10,645,235
Advertising and publicity	[illegible]
Total	**85,932,128**

f) Extraordinary expenses

The breakdown of this caption in the 2001 statement of income is as follows:

	Euros
Period short-term provision for contingencies and expenses (Note 4-l)	13,058,230
Other extraordinary expenses	5,176,412
Total	**18,234,642**

g) Gains on disposals of intangible assets, tangible fixed assets and control portfolio

This caption of the accompanying statement of income includes mainly the revenue for the sale of the holding in Famosos Artistas Músicos y Actores, S.A. and other extraordinary revenues.

19. Directors' compensation and other benefits

The compensation earned in 2001 by the former and current directors for salaries and attendance fees amounted to €746,280.

The Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

20. Subsequent events

On March 5, 2002, the Special Shareholders' Meeting approved the acquisition of all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A., subject to the obtainment of such administrative authorizations as might be required. The total amount of the transaction was €228 million, including the debt plus the shareholders' equity. Additionally, it was established that an additional deferred amount (a maximum of €12 million) would be paid, based on the evolution of the earnings of these companies over the following two years.

[illegible] changes in financial position for 2001 and 2000

Following are the 2001 and 2000 statements of changes in financial position:

Aplication of funds	Euros 2001	2000
Fixed asset additions-		
Intangible assets	2,317,845	2,262,750
Tangible fixed assets	12,809,026	[illegible]
Long-term financial investments-		
Holdings in Group, associated and other companies	23,833,963	34,524,852
Guarantees and deposits	[illegible]	[illegible]
Long-terms loans	3,606,073	-
Amount used of the provision for contingencies and expenses	-	8,051,994
Repayment or transfer to short term of long-term debt-		
Payable to credit entities	[illegible]	[illegible]
Other accounts payable	1,129,643	770,840
TOTAL FUNDS APPLIED	43,694,690	81,156,378
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	42,182,132	69,803,895
TOTAL	85,876,822	[illegible]

Source of funds	Euros 2001	2000
Funds obtained from operations	[illegible]	[illegible]
Fixed asset disposals-		
Tangible fixed assets	[illegible]	[illegible]
Long-term financial investments-		
Holdings in Group companies	[illegible]	[illegible]
Transfer to short term of long-term loans	[illegible]	[illegible]
Transfer to short term of prepaid taxes	1,942,397	[illegible]
Long-term debt-		
Other accounts payable	[illegible]	[illegible]
Payable to Group and associated companies	[illegible]	[illegible]
TOTAL FUNDS OBTAINED	85,876,822	150,960,273
FUNDS APLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	-	-
TOTAL	85,876,822	[illegible]

Variation in working capital	Euros 2001 Increase	2001 Decrease	2000 Increase	2000 Decrease
Inventories	14,605,868	-	[illegible]	[illegible]
Accounts receivable	-	19,321,943	15,521,805	-
Short-term financial investments	8,550,689	[illegible]	[illegible]	[illegible]
Cash	10,948,607	-	8,497,223	-
Accrual accounts	-	3,482,312	[illegible]	[illegible]
Current liabilities	30,881,223	-	-	40,192,823
TOTAL	64,986,387	22,804,255	[illegible]	[illegible]
VARIATION IN WORKING CAPITAL	42,182,132	-	69,803,895	-

The breakdown of the funds obtained from operations is as follows:

	Euros	
	2001	2000
Income for the year	39,416,219	128,478,063
Add–		
Period depreciation and amortization of fixed assets and start-up expenses	16,779,849	13,835,629
Period provision for investment securities and treasury stock	31,915,942	8,983,088
Losses on tangible fixed assets	130,450	328,549
Less-		
Gains on control portfolio disposals	(4,447,489)	–
Gains on tangible fixed asset disposals	(163,710)	(326,338)
Overprovision for contingencies and expenses	–	(10,864,700)
Reversal of provision for investment securities	(10,104,384)	(2,468,687)
Funds obtaines from operations	73,526,877	137,965,598

22. Explanation added for translation to English

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of a reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and Company situation

Net sales fell by 11% from €616 million in 2000 to €550 million in 2001, due largely to the negative situation of the advertising market.

Similarly, operating income fell from €177 million in 2000 to €92 million in 2001.

Income before taxes also decreased to €58 million in 2001, as compared to the €178 million posted in 2000.

Significant events subsequent to year-end

On March 5, 2002, the Special Shareholders' Meeting resolved by an ample majority to acquire the companies that own the radio chain Onda Cero.

This Special Shareholders' Meeting also resolved to extend the Company's corporate purpose to include three new business activities, closely related to its activities as head of a Media Group. These new business activities are as follows:

a) The provision of radio services in any form of broadcasting.

b) The exploitation of all manner of printed media.

c) The exploitation of all manner of media on computer and interactive media and on the Internet.

Outlook of the Company

As in previous years, the Company is maintaining its expectations of consolidation, expansion and diversification, despite the increasing difficulties involved in attracting advertising expenditure given the generally adverse economic climate, particularly in the television market. An additional obstacle is the increasing stability of the other operators and the imminent appearance of new competitors.

On April 3, the Company started broadcasting using digital technology, as it is required to do by law, although at present it is totally impossible to obtain returns on this additional investment, since Spain does not currently have a significant amount of digital receivers for receiving the signal and, consequently, there is no potential audience giving rise to additional revenues. Accordingly, Company management decided that, at least at short term, until such time as costs lead to the generation of revenue, these broadcasts will be limited to a repetition of the analog broadcasts as a means of avoiding adding the costs that would arise from the creation of a new programming grid to the inevitable new costs of terrestrial digital television broadcasting.

Research and development activities

A3TV is continuing the research, implementation and development of its technological adaptation projects for the full digitization and integration of all its equipment.

Acquisition of treasury stock

In 2001 no transactions involving shares of treasury stock were performed.



Antena 3

Consolidated Financial Statements

Legal Documentation

2001

Antena 3



ANDERSEN

Raimundo Fdez. Villaverde, 65
28003 Madrid

Translation of a report and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

Auditors' report on consolidated financial statements

To the Shareholders of
Antena 3 de Televisión, S.A.:

We have audited the consolidated financial statements of ANTENA 3 DE TELEVISIÓN, S.A. AND DEPENDENT COMPANIES comprising the consolidated balance sheet as of December 31, 2001, and the related consolidated statement of income and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Controlling Company's directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards, which require an examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

As required by Spanish corporate law, for comparison purposes the directors present, in addition to the 2001 figures for each item in the consolidated balance sheet and consolidated statement of income, the figures for 2000. Our opinion refers only to the 2001 consolidated financial statements. Our auditors' report dated March 21, 2001, on the 2000 consolidated financial statements contained an unqualified opinion.

In our opinion, the consolidated financial statements for 2001 referred to above present, in all material respects, a true and fair view of the net worth and financial position of Antena 3 de Televisión, S.A. and Dependent Companies as of December 31, 2001, and of the results of their operations in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a basis consistent with that of the preceding year.

The accompanying consolidated management report for 2001 contains the explanations which the Controlling Company's directors consider appropriate about the Group's situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2001. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the Group's accounting records.

ARTHUR ANDERSEN

March 21, 2002

Luis Jiménez Guerrero

Arthur Andersen y Cía., S. Com.
Reg. Merc. Madrid, Tomo 3190, Libro 0, Folio 1, Sec. 8, Hoja M-54414, Inscrip. 1.ª

Domicilio Social: Raimundo Fdez. Villaverde, 65. 28003 Madrid
Código Identificación Fiscal D-79104469

Inscrita en el Registro Oficial de Auditores de Cuentas (ROAC) N.º S0692
Inscrita en el Registro de Economistas Auditores (REA)

Antena 3 de Televisión, S.A. and Dependent Companies

Consolidated balance sheets as of December 31, 2001 and 2000 (Euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

ACTIVO	2001	2000
FIXED AND OTHER NONCURRENT ASSETS:		
Start-up expenses	1,431,172	1,092,129
Intangible assets (Note 6)	14,551,469	[illegible]
Tangible fixed assets (Note 7)	127,106,692	128,328,791
Land and structures	60,907,372	[illegible]
Technical installations	117,143,949	101,210,998
Other tangible fixed assets	39,090,492	[illegible]
Accumulated depreciation	(90,035,081)	(73,114,889)
Long-term financial investments (Note 8)	12,418,130	[illegible]
Shares of the Controlling Company (Note 12)	2,932,813	2,932,813
Prepaid taxes (Note 18)	5,497,908	[illegible]
Total fixed and other noncurrent assets	163,938,174	155,773,527
GOODWILL IN CONSOLIDATION (Note 5)	24,912,607	30,400,250
DEFERRED CHARGES	12,663	10,055
CURRENT ASSETS:		
Inventories (Note 9)-	317,568,095	[illegible]
Program rights	244,737,064	236,860,999
Consumables and other inventories	11,525,176	13,958,433
Advances to suppliers	61,305,855	52,336,969
Accounts receivable-	195,002,963	210,406,360
Customer receivables (Note 10)	164,797,182	187,690,088
Receivable from Group, associated and related companies (Note 11)	22,720,878	[illegible]
Tax receivables (Note 18)	12,256,812	15,013,559
Sundry accounts receivable	10,143,444	[illegible]
Allowance for bad debts	(14,915,353)	(12,877,249)
Short-term financial investments	27,689,048	[illegible]
Cash	23,805,050	13,205,690
Accrual accounts	3,826,193	[illegible]
Total current assets	567,891,349	552,447,892
TOTAL ASSETS	756,754,793	[illegible]

The accompanying note 1 to 24 are an integral part of the consolidated balance sheet as of December 31, 2001.

SHAREHOLDERS' ENTITY AND LIABILITIES	2001	2000
SHAREHOLDERS' EQUITY (Note 12):		
Capital stock	166,668,000	166,668,000
Legal reserve	33,333,598	23,090,404
Reserve for treasury stock	2,932,813	2,932,813
Other reserves	257,436,503	139,201,634
Reserves at companies consolidated by the global integration method	(8,804,088)	(3,230,326)
Unallocated earnings	9,366,233	9,366,233
Translation differences	187,552	345,991
Income attributed to the Controlling Company-	48,052,498	123,243,668
Consolidated income	48,004,970	123,310,519
Income (Loss) for the year attributed to minority interests	47,528	(66,851)
Total shareholders' equity	509,173,109	461,618,417
MINORITY INTERESTS (Note 13)	1,745,117	877,033
DEFERRED REVENUES	1,316	29,299
PROVISIONS FOR CONTINGENCIES AND EXPENSES	282,259	-
LONG-TERM DEBT:		
Payable to credit entities (Note 14)	3,061,940	67,283
Other accounts payable (Note 15)	1,604,438	2,924,669
Long-term payables to Group and associated companies (Nota 11)	5,380,861	618,484
Uncalled capital payments payable (Note 8)	120,004	390,460
Total long-term debt	10,167,243	4,000,896
CURRENT LIABILITIES:		
Payable to credit entities (Note 14)	2,645,439	19,648,456
Trade accounts payable (Note 16)	151,435,758	182,724,995
Payable to Group, associated and related companies (Note 11)	12,065,685	15,536,037
Customer advances	2,663,877	808,847
Accrued taxes payable (Note 18)	10,237,737	16,913,106
Compensation payable	10,016,594	2,234,996
Other nontrade payables	5,262,198	2,565,174
Other provisions (Note 17)	39,558,749	28,829,613
Accrual accounts	1,499,712	2,844,855
Total current liabilities	235,385,749	272,106,079
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	756,754,793	738,631,724

The accompanying note 1 to 24 are an integral part of the consolidated balance sheet as of December 31, 2001.

Antena 3 de Televisión, S.A. and Dependent Companies

2001 and 2000 Consolidated Statements of Income (Euros)

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

DEBIT	2001	2000
EXPENSES:		
Program amortization and other supplies (Note 21)	232,256,272	280,135,023
Personnel expenses (Note 21)	[illegible]	[illegible]
Period depreciation and amortization	20,967,113	16,791,996
Variation in operating provisions	[illegible]	[illegible]
Rent and royalties (Note 21)	25,766,032	27,672,238
Other current operating expenses (Note 21)	[illegible]	[illegible]
Taxes other than income tax	3,088,252	662,418
	[illegible]	[illegible]
Operating income	**85,787,657**	**180,265,262**
Financial and similar expenses	2,510,301	[illegible]
Exchange losses	2,733,451	3,450
	5,243,752	[illegible]
Amortization of goodwill	7,881,132	[illegible]
Income from ordinaty activities	**75,332,198**	**175,609,924**
Losses on intangible assets and tangible fixed assets	628,557	364,183
Variation in control portfolio provisions (Note 8)	1,452,640	[illegible]
Extraordinary expenses (Note 21)	21,786,545	11,709,194
	23,867,742	[illegible]
Consolidated income before taxes	**61,702,769**	[illegible]
Corporate income tax (Note 18)	13,697,799	52,064,597
Consolidated income for the year	**48,004,970**	[illegible]
Income (Loss) for the year attributed to minority interests	47,528	(66,851)
Income for the year attributed to the Controlling Company	**48,052,498**	[illegible]

The accompanying Notes 1 to 24 are an integral part of the 2001 consolidated statement of income.

CREDIT	2001	2000
REVENUES:		
Net revenues (Note 21)-		
Sales	644,927,566	720,023,187
Sales discounts	(60,562,343)	(52,741,000)
	584,365,223	667,282,187
Increase in commercial product inventories	530,129	2,636,418
Other revenues	51,182,179	33,362,855
	636,077,531	703,281,460
Interest and similar revenues	2,659,112	1,451,715
Exchange gains	10,313	579,532
	2,669,425	2,031,247
Financial loss	**2,574,327**	**1,181,734**
Gains on intangible assets, tangible fixed assets and control portfolio	4,611,217	329,421
Extraordinary revenues (Note 21)	5,627,096	15,215,637
	10,238,313	15,545,058
Extraordinary loss	**13,629,429**	**234,809**

The accompanying Notes 1 to 24 are an integral part of the 2001 consolidated statement of income.

Antena 3 de Televisión, S.A. and Dependent Companies

Notes to 2001 Consolidated Financial Statements

Translation of reports and consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 24). In the event of a discrepancy, the Spanish-language version prevails.

1. Description of the companies

Antena 3 de Televisión, S.A., the Group's Controlling Company, was incorporated on June 7, 1988, and its then sole corporate purpose was the indirect management of a television service.

For this purpose, it submitted its bid in response to the call for tenders made in accordance with Article 8 of Private Television Law 10/1988 and was awarded a license for the indirect management of the television service, per a resolution of the Spanish Council of Ministers dated August 25, 1989, for a period of ten years, which ended on April 3, 2000.

On May 7, 1996, the Shareholders' Meeting resolved to change and extend the Company's corporate purpose as permitted by Satellite Telecommunications Law 37/1995.

On March 10, 2000, the Council of Ministers adopted a resolution for the renewal of the license for the indirect management of the television service for a period of ten years from April 3, 2000. The terms of this renewal are the same as for the former license, with the additional conditions resulting from the provisions of the Spanish National Technical Digital Terrestrial Television Plan and of the Technical Regulations for the Provision of the Terrestrial Digital Television Service.

Royal Decree 2169/1998 enacting the Spanish National Technical Digital Terrestrial Television Plan states that the holders of the licenses for the basic television service must make a technological change within five years from the renewal of the license to enable them to start broadcasting using digital technology. The Controlling Company is currently adapting its systems to this technology and expects to meet the deadlines provided for in the aforementioned Royal Decree (see Note 7).

The other Group companies mainly carry on business activities relating to the production, copying and broadcasting of sounds and images, and TV and Internet home shopping (see Note 2).

2. Dependent companies

The consolidated dependent companies are as follows:

Corporate Name	Location	Year of Incorporation	Line of Business	Owner Company	%
Publicidad 3, S.A.	Madrid	1982	Advertising	Antena 3 de Televisión, S.A.	100
Productora de Aragón, S.A.	Zaragoza	1991	Inactive	Publicidad 3, S.A.	100
Antena 3 Editorial, S.A.	Madrid	1990	Management of rights	Antena 3 de Televisión, S.A.	100
Antena 3 Perú, S.A.	Lima (Perú)	1995	Television	Antena 3 de Televisión, S.A.	100
Antena 3 Directo, S.A.	Madrid	1994	TV home shopping	Antena 3 de Televisión, S.A.	100
Farmaplaning, S.L.	Madrid	1995	TV home shopping	Antena 3 de Televisión, S.A.	100
Digimedia, S.A.	Madrid	1994	Sale of audiovisual technology	Antena 3 Interactiva, S.A.	100
Guadiana Producciones, S.A.	Madrid	1994	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Antena 3 Temática, S.A.	Madrid	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Arbatax Emisiones Audiovisuales, S.A.	Madrid	1998	Audiovisual productions	Antena 3 Temática, S.A.	100
Antena 3 Iniciativas Comerciales, S.A.	Madrid	1998	Processing of TV-sales	Antena 3 de Televisión, S.A.	100
Antena 3 Interactiva, S.A.	Madrid	1998	Internet	Antena 3 de Televisión, S.A.	100
Antena 3 Producciones, S.A.	Lima (Perú)	1998	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Nova Televisió, S.A.	Mallorca	1991	Audiovisual productions	Antena 3 de Televisión, S.A.	51
Battres Comunicación Alternativa, S.A.	Valencia	1998	Organization and management of events	Antena 3 de Televisión, S.A.	100
Movierecord Cine, S.A.	Madrid	1966	Advertising in Spanish cinemas	Antena 3 de Televisión, S.A.	100
Antena 3 Castilla-León, S.A.	Valladolid	1993	Audiovisual productions	Antena 3 de Televisión, S.A.	60
Gestión de Telecomunicaciones 2000, S.L.	Madrid	1998	Audiovisual productions	Antena 3 Temática, S.A.	100
Sprayette, S.A.	Buenos Aires (Arg.)	1990	TV home shopping	Antena 3 Directo, S.A.	71
Inversiones Valores Inmuebles, S.L	Barcelona	1987	Portfolio company	Antena 3 de Televisión, S.A.	84.6
Compunet Servicios Telemáticos, S.A.	Madrid	1976	Internet	InversionesValores Inmuebles, S.L.	66
				Antena 3 de Televisión, S.A.	20
				Traherpa, S. L.	14
Cinemagazine, S.A.	Barcelona	1983	Internet	Compunet Servicios Telemáticos, S.A.	100
Traherpa, S.L. (a)	Madrid	1996	Transportation of products	Antena 3 de Televisión, S.A.	100
A3D Chile Holdings, S.A. (a)	Santiago de Chile	2001	Portfolio company	Antena 3 Directo, S.A.	99.9
A3D Chile, S.A. (a)	Santiago de Chile	2001	TV home shopping	A3D Chile Holdings, S.A.	69.93
Megatrix, S.A.	Madrid	2000	Audiovisual productions	Antena 3 de Televisión, S.A.	100

(a) Companies included in the scope of consolidation in 2001 as a result of their acquisition in 2001.

The holdings in the capital stock of other companies in whose management the Group does not participate, or even if it does, which did not carry out material transactions in 2001, were not included in the scope of consolidation in 2001. The effect on the 2001 consolidated financial statements of not consolidating these holdings is not material.

The holdings not included in the scope of consolidation are as follows:

Corporate Name	Location	Line of Business	Owner Company	%
Group companies-				
Ensueño Films, S.L	Madrid	Audiovisual productions	Antena 3 de Televisión, S.A.	100
Licencias e Imagen, S.A.	Madrid	Merchandising	Antena 3 de [illegible]	[illegible]
Digimedia Extremadura, S.A.	Madrid	Inactive	Digimedia, S.A.	80
Servisord Networks, S.A.	Madrid	Internet	Antena 3 [illegible]	[illegible]
Todotoys, S.L.	Madrid	Sale of toys via the Internet	Antena 3 Interactiva, S.A.	73.96
[illegible]			Antena 3 de [illegible]	[illegible]
Megamundi, S.A.	Madrid	Magazine preparation, editing and publishing	Antena 3 Iniciativas Comerciales, S.A.	51
Battres Canarias, S.A.	Las Palmas	Design and creation of events	Battres Comunicación [illegible]	[illegible]
Trading Team, S.A.(a)	Lisboa	TV home shopping	Antena 3 Directo , S.A.	76
Antena 3 International, Inc.	Miami (EE.UU)	Portfolio company	Antena 3 de Televisión, S.A.	[illegible]
Equalia Turf, S.A. (a)	Madrid	Operation of the Zarzuela hipodrome	Antena 3 de Televisión, S.A.	51
Associated companies-				
Level 51, S.L.	Madrid	Internet	Antena 3 Interactiva, S.A.	50
Canal Superdeporte ATZ, S.A.	Sevilla	Audiovisual productions	Antena 3 Temática, S.A.	[illegible]
Canal Factoría de Ficción, S.A.	Madrid	Production of fiction programs	Antena 3 de Televisión, S.A.	40
Other holdings-				
Usandizaga, Canal y Asociados, S.A.	Madrid	Internet	Antena 3 de Televisión, S.A.	15
Media Park, S.A.	Barcelona	Theme park	Antena 3 de Televisión, S.A.	[illegible]
T.V.I. Televisão Independente, S.A.	Lisboa	Television	Antena 3 de Televisión, S.A.	2.25
Canal Satélite Digital, S.L.	Madrid	Digital television	Antena 3 de Televisión, S.A.	[illegible]

(a) Company incorporated in 2001.

3. Basis of presentation of the consolidated financial statements

a) True and fair view

The accompanying 2001 consolidated financial statements, which were prepared from the accounting records of Antena 3 de Televisión, S.A. and its consolidated dependent companies (listed in Note 2), are presented in accordance with Royal Decree 1815/1999 enacting the regulation for the preparation of consolidated financial statements and, accordingly, give a true and fair view of the Group's net worth, financial position and results of operations at that date.

The consolidated financial statements and the individual financial statements of the Group companies as of December 31, 2001, which were prepared by the Companies' respective directors, will be submitted for approval by the respective Shareholders' Meetings, and it is considered that they will be approved without any changes.

b) Comparative information

The 2000 consolidated financial statements of Antena 3 de Televisión, S.A. and Dependent Companies were prepared in pesetas. However, in order to facilitate their comparison with the 2001 consolidated financial statements, the figures in the consolidated balance sheet and consolidated statement of income for 2000 were translated to euros at the exchange rate of €1/Ptas. 166.386, and taking into account the related rounding off.

Certain items in the 2001 consolidated financial statements are presented using classification methods which differ from those applied in 2000. Had these items been reclassified in the 2000 consolidated statement of income, in order to better reflect the business activities actually performed, the captions that would have changed are as follows:

	Euros
Program amortization and other supplies (Note 21)	288,831,765
Other current operating expenses (Note 21)	86,766,952

c) Consolidation principles

The companies over which Antena 3 de Televisión, S.A. exercises effective control by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies were consolidated by the global integration method; where appropriate, the companies in which there is significant influence but not ownership of a majority of the voting rights or joint management with third parties are carried by the equity method (see Notes 2 and 8).

All material accounts and transactions between the companies consolidated by the global integration method were eliminated in consolidation.

The equity of third parties in the capital stock, reserves and results of the companies consolidated by the global integration method is presented under the "Minority Interests" caption in the accompanying consolidated balance sheet.

The consolidated financial statements do not include the tax effect of transferring the reserves of the consolidated dependent companies to the Controlling Company's accounts, since it is considered that no reserves not taxed at source will be transferred and that these reserves will be used as self-financing resources by the respective consolidated dependent companies.

4. Valuation standards

The main valuation methods applied by the Group in preparing its consolidated financial statements for 2001 were as follows:

a) Goodwill in consolidation

The 2001 consolidated financial statements include goodwill in consolidation, net of amortization, arising as a result of the positive difference between the amounts paid for the acquisition of the shares of dependent companies consolidated by the global integration method and their underlying book value.

The "Goodwill in Consolidation" arose in 1999 on the acquisition of all the capital stock of Movierecord Cine, S.A. and of the 40% holding in the capital stock of Antena 3 Directo, S.A. In 2000 additions were made to the "Goodwill in Consolidation" caption due to the acquisition of holdings in Inversiones Valores Inmuebles, S.L. (77%), Compunet Servicios Telemáticos, S.A. (70.82%), Cinemagazine, S.A. (100%) and Sprayette, S.A. (71%). In 2001 the "Goodwill in Consolidation" caption was increased by the increase of 7.6% in the holding in Inversiones Valores Inmuebles, S.L., and by the acquisition of holdings in Traherpa, S.A. (100%) and Trading Team, S.A. (76%). Additionally, goodwill arose on the acquisition of 70% of the capital stock of Antena 3D Chile, S.A.

This goodwill is being amortized on a straight-line basis over five years except for that arising from the acquisition of Sprayette, S.A., which is being amortized over ten years, that arising from the acquisition of Trading Team, S.A., which is being amortized over four years and the goodwill arising from the acquisition of the holdings in Inversiones Valores Inmuebles, S.L., Compunet Servicios Telemáticos, S.A. and Traherpa, S.A., which are being amortized over three years, the periods over which it is considered that the goodwill will contribute to the obtainment of income by the Group.

b) Translation methods (year-end exchange rate method)

The financial statements of the dependent companies abroad were translated to pesetas at the exchange rates ruling at year-end, except for:

1. Capital stock and reserves, which were translated at historical exchange rates.

2. Income statements, which were translated at the average exchange rates for the year.

The exchange differences arising from application of these procedures are included under the "Shareholders' Equity - Translation Differences" caption in the accompanying consolidated balance sheet (see Note 12).

c) Star-up expenses

Start-up expenses, which relate mainly to capital increase and preoperating expenses, are recorded at cost. These expenses are amortized on a straight-line basis over five years. €549,271 of amortization of start-up expenses were charged to the consolidated statement of income in 2001.

The main additions in 2001 relate to the expenses incurred in the start-up of the new business activities initiated by the Group in 2001.

d) Intangible assets

This caption in the consolidated balance sheet includes basically the costs incurred in the acquisition or production of computer software when it will foreseeably be used for several years. Most of these assets are amortized on a straight-line basis over a maximum period of five years. In the event of software obsolescence, the related provisions for diminution in value are recorded or the asset is definitively retired.

e) Tangible fixed assets

Tangible fixed assets are carried at cost (see Note 7).

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Upkeep and maintenance expenses are expensed currently.

The Group depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Estimated Useful Life
Structures	33
Technical installations and machinery	10 and 12.5
Other installations and tools	5, 10 and 12.5
Furniture	10
Computer hardware	5 to 10
Transport equipment and other tangible fixed assets	6 and 10

f) Long-term financial investments

The long-term financial investments composing the long-term investment securities portfolio included under the "Long-Term Financial Investments" caption on the asset side of the accompanying consolidated balance sheet as of December 31, 2001, are carried at cost.

Antena 3 de Televisión, S.A. and its dependent companies record the appropriate provisions for portfolio depreciation if cost is higher than market value, taking this to be the underlying book value of the holdings. The provision for diminution in value of long-term financial investments charged to the 2001 consolidated statement of income amounted to €1,452,640, and this amount was recorded in the "Variation in Control Portfolio Provisions" account in the 2001 consolidated statement of income.

These investments were made mainly by Antena 3 de Televisión, S.A. which, as indicated in Note 2, does not present consolidated financial statements with all its investees. The increases or decreases in value of the holdings in nonconsolidated investees that would arise from application of consolidation principles would not be material.

g) Shares of the Controlling Company

The shares of the Controlling Company acquired without there being a capital reduction resolution by the Controlling Company's Shareholders' Meeting are valued at acquisition cost, net, if appropriate, of the provisions required to adjust this value to their underlying book value.

Also, in accordance with Article 79 of the revised Corporations Law, the Group has recorded a restricted reserve for an amount equal to the acquisition cost of the Controlling Company's shares. This reserve is included under the "Shareholders' Equity" caption in the accompanying consolidated balance sheet.

h) Inventories

Program rights

Rights and program inventories are valued, based on their nature, as follows:

1. Inventoriable in-house productions (programs produced to be rerun, such as series) are recorded at acquisition and/or production cost, which include both external costs invoiced by third parties for program production and for the acquisition of resources, and internal production costs, which are calculated by applying preset internal rates on the basis of the time during which operating resources are used in production.

   The costs incurred in producing the programs are recorded on the basis of their nature under the appropriate captions in the consolidated statement of income and are included under the "Program Rights" caption with a credit to the "Inclusion in Inventories" account in the "Program Amortization and Other Supplies" caption in the accompanying consolidated statement of income.

   Amortization of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of income on the basis of the number of showings, in accordance with the following percentages:

	Percentage of Amortization
1st showing	70
2st showing	25
Residual value	5

   Given their special nature, the series which are broadcast daily are amortized in full when the first showing of each episode is broadcast.

   The residual value of the series is recorded as an expense in the consolidated statement of income on the basis of the sales of broadcasting rights to other operators, both in Spain and abroad. In any event, after the sixth year from the date when production of the program was completed, the unamortized cost is written off in full.

2. Non-inventoriable in-house productions (programs produced to be run only once) are valued by the same methods and procedures as those used to value inventoriable in-house productions. Programs produced and not shown are

recorded at year-end under the "Program Rights – In-House Production and Production in Process" caption in the consolidated balance sheet. The cost of these programs is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of income at the time of the first showing.

3. Rights on outside productions (films, series and other similar productions) are recorded at acquisition cost. These rights are deemed to be acquired when the term of the right commences for the Group. Payments to outside production distributors made prior to commencement of the term of the right are recorded under the "Advances to Suppliers" caption in the consolidated balance sheet. The amortization of the rights is recorded in the consolidated statement of income under the "Program Amortization and Other Supplies" caption on the basis of the number of showings, in accordance with the following percentages, which are set on the basis of the number of showings contracted:

Films	Number of Showings Contracted 1	2	3 or More
1st showing	100%	50%	[illegible]
2nd showing	–	50%	30%
3rd showing	–	–	20%

Series	Number of Showings Contracted 1	2 or More
1st showing	100%	50%
2nd showing	–	50%

4. The Group's thematic television channels include rights acquired from third parties and programs produced for showing or sale and are valued at acquisition cost and production cost, respectively.

   These channels and rights are amortized as follows:

   a. In-house productions: 50% when the first showing is broadcast. Subsequent showings of the programs take place over a period of approximately three months and 40% of the cost is allocated to the consolidated statement of income after the end of the third month from the date of the first showing. The effect on the consolidated statement of income for the year with respect to the first straight-line allocation of the cost in the aforementioned three-month period is not material. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

b. In-house documentary productions: 90% when the first showing is broadcast. The residual value remains in inventories for the following four years. After the fourth year the unamortized cost is written off.

c. Documentaries acquired from third parties: Amortization is recorded on the basis of the number of showings contracted.

Consumables and other

Dubbings, sound tracks, titles and tunes of outside productions are recorded at acquisition or production cost. The amortization of rights is recorded under the "Program Amortization and Other Supplies" caption in the consolidated statement of income at the time of the showing, by the same method as that used for outside productions.

Other inventories are recorded at acquisition cost and are allocated to income by the effective or actual amortization method over the usage period.

Provisions

The Group records provisions to reduce the unamortized portion of the value of in-house productions and of the rights on outside productions which it considers will not be shown. When the rights expire, the provisions recorded are used to write off the cost of the rights.

The Group records the appropriate provisions for diminution in value of the rest of its inventories to reduce them to realizable value.

Classification of programs

Program inventories are classified as current assets in accordance with the Spanish National Chart of Accounts and standard practice in the industry in which the Group operates. However, programs are used over several years (see Note 9).

i) Short-term financial investments

The holding of Antena 3 de Televisión, S.A. in its Group company Equalia Turf, S.A. is recorded under the "Short-Term Financial Investments" caption for a book value of €15,350,997, which will be recovered in early 2002. The capital payments payable of €3,837,751 are recorded in the "Other Nontrade Payables" account in the accompanying consolidated balance sheet. This Company will be liquidated in 2002.

This caption also includes short-term financial investments (mainly in fixed-income securities). The Group records these short-term financial investments for the amount effectively paid and for the unmatured, accrued interest at year-end earned on these acquisitions. As of December 31, 2001, the Group had short-term deposits amounting to € 9,826,746.

In addition, this caption includes €1,548,736 relating to the portion of the loan granted to Manga Films, S.A. maturing on November 29, 2002, and which earns annual interest tied to Euribor. The Controlling Company records this loan at the amount effectively paid together with the unmatured accrued interest at year-end arising therefrom.

j) Exchange differences

Fixed assets and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date, and receivables and payables are adjusted at year-end to the exchange rates then prevailing, unless hedges have been arranged, in which case they are valued at the hedged exchange rate.

The positive net differences arising as a result of translation at year-end of the receivables and payables in foreign currencies are recorded under the "Deferred Revenues" caption on the liability side of the accompanying consolidated balance sheet, unless exchange losses have been charged to income in prior years, in which case the positive differences are credited to period income up to the limit of the net negative differences charged to income in prior years. Negative differences are charged to income. The positive differences deferred in prior years are credited to income in the year in which the related accounts receivable and payable fall due or are repaid early, or as negative exchange differences for the same or a higher amount are recognized.

k) Corporate income tax

The expense for corporate income tax of each year is calculated on the basis of the book income before taxes of each Group company, increased or decreased, as appropriate, by the permanent differences from taxable income. Tax relief and tax credits are recorded as a reduction of the corporate income tax expense for the year. The Group records on the asset and liability sides of the consolidated balance sheet the timing differences giving rise to prepaid and deferred taxes in the individual tax returns of the consolidated companies (see Note 18).

In 2001 the Group started to be taxed on a consolidated basis. Antena 3 de Televisión, S.A. is the Controlling Company of this consolidated tax group (see Note 18).

l) Recognition of revenues and expenses

General method

Revenues and expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

However, in accordance with the accounting principle of prudence, the consolidated companies only record realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

Advertising revenues

The consolidated companies, mainly the Controlling Company, obtain basically advertising revenues, which are recognized in the consolidated statement of income when the advertising spot is broadcast.

TV home shopping revenues

These revenues are recorded in the consolidated statement of income at the time when title to the goods sold is transferred.

Thematic television channel revenues

Two types of revenues are currently obtained from thematic television channels:

1. Revenues from subscribers to the thematic channel signal are recorded monthly in the consolidated statement of income based on the contractual agreements established with the signal distribution platforms if there is an established minimum number of subscribers. If the minimum number of subscribers is not established or the number of subscribers is above the established minimum, revenues are estimated based on projected business plans. Every month the signal distribution platforms report on the billable number of subscribers and the Group adjusts its revenue estimate, which is never material with respect to the final amount to be billed.

2. Revenues from advertising on the thematic television channel are recorded in the consolidated statement of income when the advertising spot is broadcast.

Sale on in-house production and other audiovisual rights

The Group records these sales as period revenues when the broadcasting rights for the in-house production or the audiovisual rights are sold. The advances received on sales of broadcasting rights are not taken to income until the rights are transferred.

m) Provisions for contingencies and expenses

This caption in the accompanying consolidated balance sheet relates to the estimated amount required for probable or certain third-party liability arising from guarantees provided by the Group companies, litigation, outstanding indemnity payments or obligations of undetermined amount, and for coverage of projected losses. These provisions are recorded when the liability, obligation or decision giving rise to the indemnity, payment or loss arises.

n) Termination indemnities

Under current labor regulations, the consolidated companies are required to make indemnity payments to employees terminated under certain conditions. The consolidated companies' directors consider that no terminations will take place in the near future and, accordingly, no provision has been recorded in this connection in the accompanying consolidated balance sheet as of December 31, 2001.

5. Goodwill in consolidation

The transactions recorded in 2001 under this caption are summarized as follows:

	Euros			
	Balance at 12/31/00	Additions	Amortization	Balance at 12/31/01
Companies:				
Antena 3 Directo, S.A.	360,259	–	(120,082)	240,177
Movierecord Cine, S.A.	10,779,302	–	(3,079,802)	[illegible]
Inversiones Valores Inmuebles, S.L.	7,962,383	782,030	(2,653,865)	6,090,548
Compunet Servicios Telemáticos, S.A.	2,412,661	–	(804,142)	[illegible]
Sprayette, S.A.	8,885,645	–	(903,622)	7,982,023
Traherpa, S.A.	–	958,951	(319,618)	[illegible]
Antena 3D Chile, S.A.	–	652,507	–	652,507
Total	**30,400,250**	**2,393,488**	**(7,881,131)**	**24,912,607**

6. Intangible assets

The transactions recorded in 2001 in the "Intangible Assets" accounts and in the related accumulated amortization are summarized as follows:

	Euros					
	Balance at 12/31/00	Additions to the Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Cost:						
Research and development expenses	52,120	–	21,432	–	–	73,552
Patents and trademarks	334,956	–	1,328	(300,506)	–	35,778
Intellectual property	248,398	4,447,616	2,536	–	–	4,698,550
Computer software	12,932,308	396,818	3,212,548	(2,656)	61,135	16,600,153
Rights on leased assets	139,050	–	353,768	–	(53,905)	438,913
Goodwill	72,121	–	–	–	–	72,121
	13,778,953	4,844,434	3,591,612	(303,162)	7,230	21,919,067
Accumulated amortization:						
Research and development expenses	(2,416)	–	(18,601)	–	–	(21,017)
Patents and trademarks	(170,098)	–	–	155,265	–	(14,833)
Intellectual property	(194,175)	(273,028)	(19,274)	–	–	(486,477)
Computer software	(3,862,074)	(24,900)	(2,779,098)	1,593	(8,991)	(6,673,470)
Goodwill	(72,121)	–	–	–	–	(72,121)
Rights on leased assets:	(91,955)	–	(61,640)	–	53,905	(99,690)
	(4,392,839)	(297,928)	(2,878,613)	156,858	44,914	(7,367,608)
Total	**9,386,114**	**4,546,506**	**712,999**	**(146,304)**	**52,144**	**14,551,459**

The cost or production value and accumulated amortization of the fully amortized intangible assets as of December 31, 2001, amounted to €331,596.

7. Tangible fixed assets

The transactions recorded in 2001 in the "Tangible Fixed Assets" accounts and in the related accumulated depreciation are summarized as follows:

	Euros					
	Balance at 12/31/00	Additions to/ Retirements from the Group	Additions or Provisions	Retirements or Reductions	Transfers	Balance at 12/31/01
Cost:						
Land and structures	59,347,379	24,714	1,353,581	–	181,698	60,907,372
Technical installations and machinery	72,523,314	162,309	7,308,277	(339,181)	1,261,008	80,915,727
Other installations and tools	28,687,684	203,605	7,969,162	(469,144)	(163,085)	36,228,222
	101,210,998	365,914	15,277,439	(808,325)	1,097,923	117,143,949
Furniture	11,027,340	51,639	701,862	(46,891)	39,973	11,773,923
Computer hardware	19,539,486	(21,654)	3,109,889	(356,376)	(42,534)	22,228,811
Transport equipment and other tangible fised assets	9,016,726	–	237,959	(5,019,857)	25,303	4,260,131
Construction in progress	1,301,751	–	835,966	(537)	(1,309,593)	827,587
	201,443,680	420,613	21,516,696	(6,231,986)	(7,230)	217,141,773
Accumulated depreciation:						
Land and structures	(9,297,038)	(619)	(1,613,892)	–	5,163	(10,906,386)
Technical installations and machinery	(32,673,085)	(15,566)	(8,209,873)	72,626	(196,086)	(41,021,984)
Other installations and tools	(14,957,755)	(5,361)	(2,566,244)	354,844	194,073	(16,980,443)
	(56,927,878)	(21,546)	(12,390,009)	427,470	3,150	(68,908,813)
Furniture	(5,257,323)	(1,653)	(1,009,923)	16,967	10,217	(6,241,715)
Computer hardware	(6,993,106)	12,844	(3,664,401)	219,171	7,531	(10,417,961)
Transport equipment and other tangible fixed assets	(3,936,582)	–	(474,896)	10,697	(65,811)	(4,466,592)
	(73,114,889)	(10,355)	(17,539,229)	674,305	(44,913)	(90,035,081)
Total	**128,328,791**	**410,258**	**3,977,467**	**(5,557,681)**	**(52,143)**	**127,106,692**

The Controlling Company is in the process of adapting to the technology provided for in the Spanish National Technical Ground-Based Digital Television Plan and foresees that it will meet the deadlines established by Royal Decree 2169/1998, which requires that the holders of the licenses for the basic television service must make a technological change within two years from renewal of the license to enable them to start broadcasting using digital technology (see Note 1). In this connection, in 2001 significant investments were made, mainly to meet the requirements of the Royal Decree, in order to replace the analog systems with digital systems.

As of December 31, 2001, the cost and accumulated depreciation of the fully depreciated assets being used by the Group amounted to €19,098,043.

The Group takes out insurance policies to sufficiently cover the possible risks to which its tangible fixed assets are subject.

8. Long-term financial investments

The transactions recorded in 2001 in "Long-Term Financial Investments" accounts are summarized as follows:

	Euros				
	Balance at 12/31/00	Additions to/ the Group	Additions or Provisions	Retirements or Reductions	Balance at 12/31/01
Holdings in Group companies-					
Famosos, Artistas, Músicos y Actores, S.A. (a)	60,101	–	–	(60,101)	–
Megatrix, S.A. (b)	1,000,000	–	1,249,997	(2,249,997)	–
Ensueño Films, S.L.	3,498	–	1,800,001	–	1,803,499
Licencias e Imagen, S.A.	90,152	–	–	–	90,152
Digimedia Extremadura, S.A.	48,099	–	–	–	48,099
Servisord Networks, S.A.	181,998	–	–	–	181,998
Megamundi, S.A.	153,000	–	–	–	153,000
Todotoys, S.L.	1,184,998	–	2,107,659	–	3,292,657
Trading Team , S.L.	–	–	997,596	–	997,596
Antena 3 International, Inc.	–	1,675,994	–	–	1,675,994
Arttr3 Event, Comunicación global, S.A. (a)	450,002	–	–	(450,002)	–
Battres Canarias, S.A.	60,101	–	–	–	60,101
	3,231,949	1,675,994	6,155,253	(2,760,100)	8,303,096
Holdings in associated companies–					
Level 51, S.L.	1,015,001	–	–	–	1,015,001
Superdeporte ATZ, S.A.	30,099	–	–	–	30,099
Audiometría, S.A.	150,253	–	–	(150,253)	–
Ditel XXI, S.A.	150,253	–	–	(150,253)	–
Canal Factoría de Ficción, S.A.	240,002	–	–	–	240,002
	1,585,608	–	–	(300,506)	1,285,102
Other holdings–					
Usandizaga, Canal y Asociados, S.A.	540,989	–	–	–	540,989
T.V.I. Televisâo Independente, S.A.	2,016,251	–	–	–	2,016,251
Canal Satélite Digital, S.L.	9,416,159	–	603,416	–	10,019,575
Media Park, S.A.	1,141,923	–	–	–	1,141,923
Total other holdings	13,115,322	–	603,416	–	13,718,738
Long-term guarantees and deposits	273,797	–	–	(26,781)	247,016
Long-term loans	–	–	3,606,073	–	3,606,073
Provision for portfolio depreciation	(11,613,261)	(1,675,994)	(4,976,506)	3,523,866	(14,741,895)
Total	6,593,415				12,418,130

(a) These companies were sold in 2001.
(b) This company was included in the Group in 2001.

The net provision for diminution in value of long-term financial investments amounted to €1,452,640, and this amount was recorded with a charge to the "Variation in Control Portfolio Provisions" caption in the accompanying 2001 statement of income.

On November 29, 2000, Antena 3 de Televisión, S.A. granted Manga Films, S.L. a short-term loan of €18,030,363. In 2001 it was decided to renegotiate the loan contract, and Antena 3 de Televisión, S.A. accepted the partial repayment of the loan through the assignment to it by Manga Films, S.L. of copying and public dissemination rights on 38 feature films for a total price of €13,522,772. It was decided to grant an extension of five years for the remaining portion, i.e. through November 29, 2006, with annual repayments of €901,518. The interest payable by Manga Films, S.L. will be calculated on the principal amount at an interest rate of Euribor plus one percentage point. The portion of the loan maturing at over one year is included under this caption.

The gains on the sale of holdings amount to €4,447,490 and are recorded in the "Gains on Intangible Assets, Tangible Fixed Assets and Control Portfolio" account in the accompanying 2001 consolidated statement of income.

The investee companies and relevant information thereon as of December 31, 2001, are as follows:

		Euros			
Company	% of Ownership	Capital and Additional Paid-in Capital	Reserves	Income (Loss) for the Year	Capital Payments Payable
Ensueño Films, S.L.	100%	1,803,499	–	(225,195)	[illegible]
Licencias e Imagen, S.A.	100%	60,101	103,572	54,740	–
Digimedia Extremadura, S.A.	80%	60,197	(c)	(c)	–
Servisord Networks, S.A.	70%	259,998	(93,602)	(105,742)	–
Megamundi, S.A.	51%	300,001	(11,173)	38,946	[illegible]
Battres Canarias, S.A.	100%	60,101	(c)	(c)	–
Todotoys, S.L.	100%	6,070	(170,495)	(1,790,072)	[illegible]
Trading Team, S.A.	76%	29,924	7,284	241,529	–
Level 51, S.L.	50%	2,030,003	–	(675,916)	[illegible]
Canal Superdeporte ATZ, S.A.	50%	60,197	188,730	2,428	–
Canal Factoría de Ficción, S.A.	40%	600,008	(2,855)	551,002	[illegible]
T.V.I. Televisão Independente, S.A.	2.25%	106,679,649 (a)	(b)	(b)	–
Canal Satélite Digital, S.L.	2.25%	(b)	(b)	(b)	[illegible]
Media Park, S.A.	5%	13,391,000	77,603,001	(77,335,497)	–
Usandizaga, Canal y Asociados, S.A.	15%	1,803,301	(662,051)	(688,369)	–
Antena 3 International, Inc.	100%	2,321,391	(b)	(b)	–

(a) In thousand of Portuguese escudos.
(b) Information not available.
(c) Inactive companies.

The data on the net worth position of the Group companies and investees were obtained from the unaudited financial statements as of December 31, 2001.

None of the Group's investee companies is listed on Spanish or foreign stock exchanges.

9. Inventories

The detail of the balance of this caption in the consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
Program rights, net-	
Rights on outside production	184,635,072
In-house productions and programs in process	78,436,034
Sports broadcasting rights	3,213,540
Allowance for inventory obsolescence	(21,547,582)
	244,737,064
Consumables and other-	
Dubbing, sound tracks and titles	2,656,773
Other materials	4,190,647
	6,847,420
Commercial inventories	8,123,346
Allowance for diminution in value	(3,445,590)
	4,677,756
Advances to suppliers	61,305,855
	317,568,095

The "Advances to Suppliers" caption in the accompanying consolidated balance sheet as of December 31, 2001, includes basically prepayments in connection with commitments to purchase outside production rights.

At the end of 2001, the Controlling Company had commitments, mainly for the purchase of audiovisual property rights, amounting to US$ 108,791,174 (approximately €123 million).

It is estimated that €143,000,000, of rights on in-house and outside productions will be amortized in 2002 (see Note 4-h).

10. Customer receivables

The balance of this caption in the consolidated balance sheet as of December 31, 2001, is made up of the following accounts, which were grouped together for presentation purposes:

	Euros
Customer receivables for sales	[illegible]
Barter customer receivables	8,197,901
Trade notes receivable	[illegible]
Customer receivables for unissued invoices	9,424
Total	[illegible]

11. Balances and transactions with Group, associated and related companies

The detail of the balances of the "Receivable from Group, Associated and Related Companies" and "Payable to Group, Associated and Related Companies" captions on the asset and liability sides, respectively, of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros				
	Operating Receivables	Short-Term Receivables	Total Short-Term Receivables	Short-Term Payables	Long-Term Payables
Group companies:					
Antena 3 International, Inc.	2,350	–	2,350	(737,953)	–
Licencias e Imagen, S.A	524,245	90,098	614,343	(143,263)	–
Ensueño Films, S.L.	177,990	1,270,666	1,448,656	–	–
Equalia Turf, S.A.	359,994	–	359,994	–	–
Cinemagazine, S.A.	234	–	234	(234)	–
Trading Team, S.L.	443,060	–	443,060	–	–
Todotoys, S.L.	–	13,601	13,601	(88,649)	–
Associated and related companies:					
Canal Factoría de Ficción, S.A.	1,021,168	–	1,021,168	–	–
T.V.I. Televisão Independente, S.A.	484,794	–	484,794	(228)	–
Media Park, S.A.	29,930	–	29,930	(21,420)	–
Telefónica, S.A.	–	–	–	(18,800)	–
Cabinas Telefónicas, S.A.	–	–	–	(70,607)	–
Lola Films, S.A.	377,364	–	377,364	(948,030)	5,380,861
Gestión de Medios Audiovisuales de Fútbol, S.L.	–	–	–	–	–
DTS, Distribuidora de Televisión Digital, S.A.	6,235,057	–	6,235,057	(2,465,444)	–
Playa de Madrid, S.A.	18,758	–	18,758	(650,523)	–
Telefónica Multimedia, S.A.C.	5,601	–	5,601	–	–
Telefónica de España , S.A.	286,821	–	286,821	(812,628)	–
Telefónica de Argentina,S.A.	258	–	258	–	–
Level 51, S.L.	150,992	178,416	329,408	–	–
Famosos Artistas, Músicos y Actores,S.A.	121,374	1,975,268	2,096,642	(1,515,068)	–
Uniprex, S.A.	663,103	–	663,103	(23,307)	–
Canal 11 Telefe	413,959	–	413,959	–	–
Mediterránea de Medios, S.A.	–	–	–	(228)	–
Telefónica Servicios Audiovisuales, S.A.	16,612	–	16,612	(1,783,655)	–
Telefónica Servicios Móviles, S.A.	786,310	–	786,310	(260,106)	–
Terra Network, S.A.	139,435	–	139,435	–	–
Telefónica Data España, S.A.	721	–	721	(129,614)	–
Grupo Admira Media, S.A.	6,037,462	–	6,037,462	(850,546)	–
Telefónica Ingeniería de Seguridad, S.A.	–	–	–	(200,930)	–
Telefónica Servicios de Distribución, S.A.	–	–	–	(106,722)	–
Audiovisual Sport, S.L.	5,577	–	5,577	(838,352)	–
Telefónica Servicios, S.A.	37,371	–	37,371	–	–
Compañía Servicios Mensatel, S.A.	9,905	–	9,905	–	–
Telefónica Publicidad e Información,S.A.	–	–	–	(126)	–
Gerencia Balear de Medios,S.A.	489,506	–	489,506	(12,561)	–
Canal Satélite Digital, S.L.	–	–	–	(42)	–
Canal 37, S.A.	1,533	–	1,533	–	–
Canal Superdeporte ATZ, S.A.	35,562	–	35,562	(184,601)	–
Telefónica Telecomunicaciones Públicas, S.A.	9,568	–	9,568	–	–
Servisord,S.A.	34,732	–	34,732	–	–
Other	271,483	–	271,483	(202,048)	–
Total	**19,192,829**	**3,528,049**	**22,720,878**	**(12,065,685)**	**(5,380,861)**

The detail of the transactions carried out in 2001 with the Group and associated companies is as follows:

	Euros			
	Sales	Financial Revenues	Purchases, Acquisition of Rights and Other Services	Financial Expenses
Group companies:				
Antena 3 International, Inc.	2,350	–	1,081,822	–
Licencias e Imagen, S.A.	298,709	709	4,207	–
Ensueño Films, S.L.	303,806	–	–	42,167
Equalia Turf, S.A.	317,959	–	–	–
Trading Team, S.L.	389,390	–	–	13,601
Todotoys, S.L.	209,837	–	–	16,582
Associated and related companies:				
Canal Factoría de Ficción, S.A.	1,349,224	–	–	–
T.V.I. Televisão Independente, S.A.	589	–	–	–
Media Park, S.A.	288	–	478,622	–
Telefónica, S.A.	15,133	–	23,554	–
Lola Films, S.A.	779,465	–	4,553,364	–
Gestión de Medios Audiovisuales de Fútbol, S.L.	–	–	428,311	–
DTS, Distribuidora de Televisión Digital, S.A.	6,209,213	–	4,230,685	–
Playa de Madrid, S.A.	157,778	–	909,325	–
Telefónica Multimedia, S.A.U.	67,169	–	–	–
Telefónica de España , S.A.	325,063	–	2,928,570	–
Level 51, S.L.	2,987	–	–	2,819
Famosos Artistas, Músicos y Actores, S.A.	782,590	–	3,047,979	88,421
Uniprex, S.A.	541,037	–	100,892	–
Canal 11 Telefe	460,772	–	–	–
Mediterránea de Medios, S.A.	1,230,273	–	–	–
Telefónica Servicios Audiovisuales, S.A.	8,414	–	8,373,276	–
Telefónica Servicios Móviles, S.A.	1,480,323	–	870,464	–
Telefónica Data España, S.A.	96	–	334,055	–
Grupo Admira Media Media, S.A.U.	2,157,484	–	1,711,226	–
Telefónica Ingeniería de Seguridad, S.A.	–	–	273,388	–
Telefónica Servicios de Distribución, S.A.	–	–	75,229	–
Audiovisual Sport, S.L.	10,818	–	1,338,797	–
Gerencia Balear de Medios, S.A.	–	–	180,652	–
Canal Satélite Digital, S.L.	–	–	78	–
Telefónica Sistemas, S.A.	–	–	584,707	–
Canal Superdeporte ATZ, S.A.	18,439	–	–	–
Battering Media,S.A.	80,920	–	31,884	–
Servisord,S.A.	34,732	–	–	–
Other	147,849	–	–	–
Total	**17,382,707**	**709**	**31,561,087**	**163,590**

The balances and transactions with the related company DTS Distribuidora de Televisión Digital, S.A. relate to the sale of thematic channels and the acquisition of audiovisual rights to broadcast free-to-air TV.

The balances and transactions with Telefónica Servicios Audiovisuales, S.A. relate to the provision of signal transmission and news production services.

12. Shareholders' equity

The transactions recorded in equity accounts in 2001 and the detail thereof as of December 31, 2001, are summarized as follows:

	Euros					
	Balance at 12/31/00	Distribution of 2000 Income	Variation in Translation Differences	Change in the Scope of Consolidation	2001 Income	Balance at 12/31/01
Capital stock	166,668,000	–	–	–	–	166,668,000
Legal reserve	23,090,404	10,243,194	–	–	–	33,333,598
Reserve for treasury stock	2,932,813	–	–	–	–	2,932,813
Prior years' losses	–	–	–	–	–	–
Other reserves	139,201,634	118,234,869	–	–	–	257,436,503
Unallocated earnings	9,366,233	–	–	–	–	9,366,233
Reserves at companies consolidated by the global integration method	(3,230,326)	(5,234,395)	–	(339,367)	–	(8,804,088)
Translation differences	345,991	–	(158,439)	–	–	187,552
Income attributed to the Controlling Company	123,243,668	(123,243,668)	–	–	48,052,498	48,052,498
Total	**461,618,417**	**–**	**(158,439)**	**(339,367)**	**48,052,498**	**509,173,109**

Capital stock of the Controlling Company

The Company's capital stock as of December 31, 2001, consisted of 166,668,000 fully subscribed and paid registered shares of €1 par value each.

All the shares carry the same rights and their transfer is restricted under the terms provided by the Private Television Law of May 3, 1988, and the Controlling Company's bylaws.

The Controlling Company's shareholder structure as of December 31, 2001, was as follows:

	Percentage of Ownership
Grupo Admira Media, S.A.U.	[illegible]
Banco Santander Central Hispano, S.A.	17.41
Macame, S.A. (Grupo Banco Santander Central Hispano)	[illegible]
RTL Group Communications, S.L.U.	10.00
RTL Group, S.A.	[illegible]
Other shareholders	5.04
	100.00

Legal reserve

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Other reserves

The "Other Reserves" account includes restricted reserves of €281,141 relating to the "Reserve for Adjustment of Capital Stock to Euros".

Reserve for shares of the Controlling Company

Under the revised Corporations Law, a restricted reserve must be recorded equal to the value of the shares of the Controlling Company held by the Group. Also, the par value of the shares of the Controlling Company owned by the Group cannot exceed 10% of the Controlling Company's capital stock and the shares involved must be fully paid in.

As of December 31, 2001, the total cost of the shares of the Controlling Company amounted to €2,932,813 and related to 1,444,500 shares of €1 par value each.

Reserves at companies consolidated by the global integration method

The detail, by consolidated company, of the balance of the "Reserves at Companies Consolidated by the Global Integration Method" caption as of December 31, 2001, is as follows:

	Euros
Battres Comunicación Alternativa, S.A.	(2,914,769)
Nova Televisió, S.A.	246,733
Antena 3 Directo, S.A.	(444,322)
Farmaplaning, S.L.	126,026
Digimedia, S.A.	(17,063)
Publicidad 3, S.A.	19,641
Productora de Televisión de Aragón, S.A.	(418,262)
Antena 3 Temática, S.A.	2,660,159
Arbatax Emisiones Audiovisuales, S.A	(763,694)
Antena 3 Iniciativas Comerciales, S.A.	(341,561)
Guadiana Producciones, S.A.	806,757
Antena 3 Editorial, S.A.	61,153
Antena 3 Interactiva, S.A.	(5,565,263)
Antena 3 Castilla- León, S.A.	(180)
Movierecord Cine, S.A.	742,340
Antena 3 Producciones, S.A.	(270,479)
Antena 3 Perú, S.A.	(1,902,214)
Gestión de Telecomunicaciones 2000, S.L.	(379,425)
Sprayette, S.A.	(324,877)
Inversiones Valores Inmuebles, S.L	(48)
Compunet Servicios Telemáticos, S.A.	(124,740)
	(8,804,088)

This caption includes the legal reserves of the dependent companies amounting to approximately €385,766 as of December 31, 2001. These reserves are restricted.

Translation differences

The detail, by company, of the balance of the "Translation Differences" caption as of December 31, 2001, is as follows:

Sociedad	Euros
Antena 3 Perú, S.A.	360,187
Antena 3 Producciones, S.A.	296,095
Sprayette, S.A.	(605,581)
A3D Chile Holdings, S.A.	100,736
A3D Chile, S.A.	36,115
	187,552

13. Minority interests

The balance of this caption in the accompanying consolidated balance sheet relates to the equity of minority interests in the consolidated companies. Also, the balance of the "Income (Loss) Attributed to Minority Interests" caption in the accompanying consolidated statement of income reflects the equity of minority shareholders in the income for the year.

The detail of the balances of the "Minority Interests" and "Income (Loss) Attributed to Minority Interests" accounts as of December 31, 2001, is as follows:

	Euros						
	Balance at 12/31/00	Changes in the Scope of Consolidation	Other Variations	Adjustments to 2000 Income	Translation Differences	2001 Income	Balance at 12/31/01
Nova Televisió, S.A.	371,504	–	101,150	(7,218)	–	(125,948)	339,488
Antena 3 Castilla-León, S.A.	329,283	–	318,536	–	–	(58,719)	589,100
Gestión de Telecomunicaciones 2000, S.L.	5,493	(5,493)	–	–	–	–	–
Sprayette, S.A.	127,523	–	(108,843)	(4,676)	21,011	54,548	89,563
Inversiones Valores Inmuebles, S.L.	2,260	331	–	(1,611)	–	(847)	133
Compunet Servicios Telemáticos, S.A.	40,970	26,709	(81,774)	4,982	–	9,111	(2)
A3D Chile, S.A.	–	696,773	–	–	(44,265)	74,327	726,835
Total	877,033	718,320	229,069	(8,523)	(23,254)	(47,528)	1,745,117

14. Payable to credit entities

The breakdown of the balances of these captions on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, showing the related maturities, is as follows:

	Euros		
		Balance Drawn Down Maturity	
	Limit	2002	From 2003 to 2007
Loans in pesetas	1,202,024	236,450	[illegible]
Credit lines in pesetas	67,832,973	1,086,480	63,431
Credit lines in foreign currencies	3,403,952	–	[illegible]
Accrued interest payable	–	1,322,509	–
	72,438,949	2,645,439	3,061,940

The interest rates paid by the Group in 2001 on the loans and credit facilities with credit entities are mainly tied to Mibor or Libor plus a spread ranging from 0.10% to 0.75%.

Certain credit facilities are subject to compliance with certain financial and shareholder structure requirements.

15. Other accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
Notes payable (a)	1,274,404
Other accounts payable	324,024
Guarantees and deposits	6,010
	1,604,438

(a) Relating basically to in-house production purchases maturing in 2003.

16. Trade accounts payable

The detail of the balance of this caption in the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
Payable to suppliers	144,047,023
Payable for unreceived invoices	5,911,525
Barter payables	1,477,210
	151,435,758

17. Other provisions

The detail of the balance of the "Other Provisions" caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
Trade discounts payable	[illegible]
Other short-term provisions for contingencies and expenses	22,289,568
Total	39,559,749

18. Tax matters

The detail of the balances of the "Prepaid Taxes", "Tax Receivables" and "Accrued Taxes Payable" captions on the asset and liability sides of the accompanying consolidated balance sheet as of December 31, 2001, is as follows:

	Euros
Long term-	
Prepaid taxes	5,497,908
Short-term-	
Prepaid taxes	6,535,652
Antena 3 de Televisión, S.A. corporate income tax refund receivable	3,252,497
Tax withholdings receivable	830,569
Other tax receivables	[illegible]
	10,862,386
Total tax receivables	[illegible]
Short-term-	
Tax withholdings payable	2,530,267
Corporate income tax payable	[illegible]
Accrued social security taxes payable	1,871,756
VAT payable	[illegible]
Deferred income taxes	12,285
Other accrued taxes payable	2,047,516
	8,843,311
Total accrued taxes payable	8,843,311

Corporate income tax is calculated on the basis of income per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable income.

In accordance with Corporate Income Tax Law 43/1995, on December 26, 2000, Antena 3 de Televisión, S.A. notified the Madrid authorities of its election to file consolidated tax returns for 2001, 2002 and 2003.

The reconciliation of the income per books for 2001 to the taxable income for corporate income tax purposes is as follows:

	Euros	
	Taxable Income	**Tax Charge**
Consolidated income before taxes	61,702,769	16,755,515
Permanent differences:		
Increases	3,144,730	1,100,651
Permanent difference in consolidation	9,142,920	3,200,023
Total permanent differences	12,287,650	4,300,674
Tax credits taken in 2001	–	(7,358,390)
Adjusted taxable income and expenses for the year	73,990,419	13,697,799
Timing differences:		
Increases-		
Arising in the year	12,253,951	4,288,883
Decreases-		
Arising in prior years	(15,983,664)	(5,594,282)
Total timing differences	(3,729,713)	(1,305,399)
Taxable income and net tax payable	***70,260,706***	***12,392,400***

The difference between the tax charge allocated to the current year and to prior years and the tax charge already paid or to be paid for those years, which is recorded in the "Prepaid Tax" account, arose as a result of the following timing differences:

	Euros
Prepaid tax:	
Provision for operating bad debts	1,875,639
Provision for in-house productions	[illegible]
Provision for outside productions	91,997
Provision for contingencies and expenses	[illegible]
Portfolio provision	4,286,358
Other items	[illegible]
Total	**12,033,561**

Based on the estimate made by the directors of the consolidated companies of when future income will arise to enable the offset and use of these prepaid taxes and tax assets, €5,497,908 were recorded under the "Prepaid Tax" caption and the remainder under the "Tax Receivables" caption.

The detail of the tax losses qualifying for carryforward of the companies subject to Spanish corporate income tax and of the related amounts and last years for offset is as follows:

		Euros	
	Year Incurred	Tax Loss	Last Year for Offset
Productora de Aragón, S.A.	1992	28,945	2007
Publicidad 3, S.A.	1992	24,978	2007
Productora de Aragón, S.A.	1993	32,827	2008
Publicidad 3, S.A.	1993	7,507	2008
Publicidad 3, S.A.	1994	9,322	2009
Productora de Aragón, S.A.	1995	125,654	2010
Publicidad 3, S.A.	1995	3,209	2010
Productora de Aragón, S.A.	1996	12,195	2011
Publicidad 3, S.A.	1996	2,945	2011
Productora de Aragón, S.A.	1997	20,194	2012
Publicidad 3, S.A.	1997	21,895	2012
Productora de Aragón, S.A.	1998	9,238	2013
Antena 3 Iniciativas Comerciales, S.A.	1998	227,104	2013
Antena 3 Interactiva, S.A.	1998	41,638	2013
Guadiana Producciones, S.A.	1998	197,481	2013
Publicidad 3, S.A.	1998	2,608	2013
Antena 3 Iniciativas Comerciales, S.A.	1999	229,749	2014
Antena 3 Interactiva, S.A.	1999	242,406	2014
Farmaplaning, S.L.	1999	104,011	2014
Productora de Aragón, S.A.	1999	36	2014
Antena 3 Iniciativas Comerciales, S.A.	2000	660,248	2015
Antena 3 Interactiva, S.A.	2000	5,341,321	2015
Farmaplaning, S.L.	2000	5,522	2015
Productora de Aragón, S.A.	2000	7,567	2015
Publicidad 3, S.A.	2000	7,813	2015
Total		**7,366,413**	

Under current tax legislation, the tax loss of a given year can be carried forward for offset against the taxable income of the following ten years. However, the amount ultimately qualifying for carryforward might be modified as a result of a review by the tax inspection authorities of the years in which the losses arose.

Current corporate income tax regulations provide certain tax incentives basically to encourage new investments and job creation. The Group availed itself of these tax incentives in several years and had the following unused tax credits as of December 31, 2001 (in euros):

	Euros		
Year	Research & Development Activities	Audiovisual Production	Last Year for Use
1998	98,398	[illegible]	[illegible]
1999	137,860	–	2004
2000	350,925	–	[illegible]
2001	–	2,772,956	2006
	587,183	2,772,956	

The companies detailed below have all years to 2001 open for review by the tax inspection authorities from the following years:

	VAT	Personal Income Tax Withholdings	Corporate Income Tax
Antena 3 de Televisión, S.A.	1999	1999	1998
Battres Comunicación Alternativa, S.A.	1998	1998	1998
Nova Televisió, S.A.	1997	1997	[illegible]
Antena 3 Directo, S.A.	1997	1997	1997
Farmaplaning, S.L.	1997	1997	[illegible]
Digimedia, S.A.	1997	1997	1997
Publicidad 3, S.A.	1997	1997	[illegible]
Productora de Aragón, S.A.	1998	1997	1998
Antena 3 Temática, S.A.	1998	1998	[illegible]
Arbatax, Emisiones Audiovisuales, S.A.	1997	1997	1997
Antena 3 Iniciativas Comerciales, S.A.	1998	1998	[illegible]
Guadiana Producciones, S.A.	1997	1997	1997
Antena 3 Editorial, S.A.	1997	1997	[illegible]
Antena 3 Interactiva, S.A.	1998	1998	1998
Movierecord Cine, S.A.	1997	1997	[illegible]
Gestión de Telecomunicaciones 2000, S.L.	1998	1998	1998
Antena 3 Castilla-León, S.A.	1999	1999	[illegible]
Inversiones Valores Inmuebles, S.L.	1997	1997	1997
Compunet Servicios Telemáticos, S.A.	1997	1997	1997

The Controlling Company's directors do not expect any material liabilities to arise as a result of an inspection of the open years that would affect the consolidated financial statements.

19. Other guarantee commitments to third parties and other contingent liabilities

a) Guarantee commitments to third parties

The detail of the guarantees provided by the Group to finance entities for third parties is as follows:

	Euros
Associated companies	25,352,986
Other guarantees	13,207,596
Total	**38,560,582**

As of December 31, 2001, the guarantees provided to associated companies included basically the guarantee provided by the Controlling Company to Gestora de Medios Audiovisuales Fútbol, S.L. and Audiovisual Sport, S.L. for €13,144 thousand and €9,772 thousand, respectively, in connection with the normal operations of these companies.

Also, the Controlling Company, as the sole shareholder of Antena 3 Directo, S.A., provided a guarantee for Sprayette, S.A. (a subsidiary of the latter) for its banking risk through the grant of credit lines of up to US$ 4 million. As security for this guarantee, the shares of the aforementioned company were pledged. In 2001 US$3 million had been drawn down against this credit line by Sprayette, S.A.

The Controlling Company's directors consider that the unforeseen liabilities, if any, as of December 31, 2001, which might arise from the guarantees provided would not be material.

b) Other contingent liabilities

In 2001 the Group reached several agreements on lawsuits and claims in progress, which were recorded against the provisions recorded for this purpose.

As of December 31, 2001, the only significant litigation pending was that relating to the claim filed by various rights management entities against Antena 3 de Televisión, S.A. for €15 million. The Court of First Instance of San Sebastián de los Reyes found for the plaintiffs and the Company appealed against the decision of this Court.

The directors of the Controlling Company and their legal advisers do not expect any material liabilities to arise from the outcome of the lawsuits in progress that would affect the consolidated financial statements.

20. Foreign currency balances and transactions

a) Foreign currency balances

The breakdown, by currency, of the Group's debts reflected on the liability side of the accompanying consolidated balance sheet as of December 31, 2001, at their equivalent euro value, is as follows:

Currency	Euros Trade Accounts Payable
U.S. dollars	39,944,274
Other currencies	233,686
	40,177,960

b) Foreign currency transactions

The foreign currency transactions performed in 2001 related mainly to transactions denominated in U.S. dollars; their equivalent euro values at the average exchange rates for the year were as follows:

	Euros
Sales	6,195,702
Purchases and other expenses	107,755,106
	113,950,808

21. Revenues and expenses

a) Contribution of the companies to consolidated income

The detail of the contribution of each consolidated company to consolidated income for the year was as follows:

	Euros		
	Individual Income (Loss)	Consolidation Adjustments	Total
Antena 3 de Televisión, S.A.	39,416,219	22,905,449	62,321,668
Antena 3 Directo, S.A.	(2,746,607)	1,893,549	(853,059)
Farmaplaning, S.L.	(3,588)	6	(3,582)
Digimedia, S.A.	(204)	5,325	5,121
Publicidad 3, S.A.	(279,725)	421,484	141,759
Productora de Aragón, S.A.	(2,086)	(12)	(2,098)
Arbatax, Emisiones Audiovisuales, S.A.	136,941	(2,300,254)	(2,163,313)
Guadiana Producciones, S.A.	223,907	-	223,907
Antena 3 Temática, S.A.	(854,952)	3,598,608	2,743,656
Antena 3 Iniciativas Comerciales, S.A.	2,739,816	(18)	2,739,798
Antena 3 Editorial, S.A.	374,899	6	374,905
Antena 3 Interactiva, S.A.	(3,915,966)	60,101	(3,855,865)
Antena 3 Producciones, S.A.	39,450	–	39,450
Antena 3 Perú, S.A.	(582,008)	1,629	(580,379)
Nova Televisió, S.A.	(257,035)	(7,513)	(264,547)
Battres Comunicación Alternativa, S.A.	(1,328,621)	18,902	(1,309,720)
Movierecord Cine, S.A.	(1,651,930)	(3,079,802)	(4,731,732)
Antena 3 Castilla-León, S.A.	(146,791)	(18)	(146,809)
Gestión de Telecomunicaciones 2000, S.L.	(291,581)	(601)	(292,182)
Sprayette, S.A.	188,093	(914,362)	(726,269)
Inversiones Valores Inmuebles, S.L.	(3,678)	(2,655,145)	(2,658,823)
Compunet Servicios Telemáticos, S.A.	(788,354)	(761,092)	(1,549,445)
Traherpa, S.L.	11,834	(317,893)	(306,059)
A3D Chile Holdings, S.A.	(65,588)	–	(65,588)
A3D Chile, S.A.	247,701	–	247,701
Megatrix, S.A.	(1,323,525)	–	(1,323,525)
	29,136,621	**18,868,349**	**48,004,970**

b) Revenues

The breakdown of the Group's ordinary revenues in 2001 is as follows:

	Euros
Advertising sales	[illegible]
Other sales	54,856,244
Trade and other discounts	[illegible]
	584,365,223

c) Program amortization and other supplies

The detail of the "Program Amortization and Other Supplies" caption in 2001 is as follows:

	Euros
Program broadcasting rights	[illegible]
Broadcasting of in-house productions	122,940,578
Addition to inventories	[illegible]
Broadcasting rights	390,658
Outside production services	[illegible]
Performances of and contributions by entertainers	12,107,347
Other amortization	[illegible]
Other supplies	3,209,314
Total	**232,256,272**

The "Addition to Inventories" account reflects the expenses incurred in making programs. In accordance with the Controlling Company's procedures, these expenses are capitalized and subsequently amortized by the method described in Note 4-h.

d) *Personnel expenses*

The breakdown of the personnel expenses in 2001 is as follows:

	Euros
Wages and salaries	[illegible]
Social security costs and other employee welfare expenses	18,455,765
Other personnel expenses	[illegible]
	118,399,120

The average number of employees in 2001, by category, was as follows:

Professional category	Number of Employees
Senior management	77
Operations and programs personnel	1,364
Commercial personnel	390
Management personnel	316
Interns	36
Specific-project contracts	331
Other	216
	2,730

e) *Rent and fees*

The "Rent and Fees" caption in the consolidated statement of income for 2001 includes, inter alia and as the most significant item, the fees paid by the Controlling Company for the distribution of the audiovisual signal.

f) Other current operating expenses

The breakdown of the balance of this caption in the consolidated statement of income for 2001 is as follows:

	Euros
Copyright	[illegible]
Advertising and publicity	14,639,170
Communications	[illegible]
Work performed by other companies	14,232,334
Other expenses	[illegible]
Total	**146,272,451**

g) Extraordinary expenses

The detail of the balance of the "Extraordinary Expenses" caption in the consolidated statement of income for 2001 is as follows:

	Euros
Period short-term provision for contingencies and expenses (Note 17)	[illegible]
Other extraordinary expenses	7,873,439
Total	[illegible]

h) Extraordinary revenues

The "Extraordinary Revenues" caption in the accompanying consolidated statement of income includes mainly the reversal of provisions for contingencies and expenses recorded in the previous year, which finally turned out to be excessive, in addition to other extraordinary revenues.

22. Directors' compensation and other benefits

The compensation earned in 2001 by the former and current directors of the Controlling Company for salaries and attendance fees, including that relating to directors with executive duties, amounted to €746,280.

The Controlling Company has not granted any loans or advances to its Board members and it does not have any supplementary pension, retirement bonus, special indemnity or life insurance commitments to them.

23. Subsequent events

On March 5, 2002, the Special Shareholders' Meeting approved the acquisition of all the shares of Uniprex, S.A. and Cadena Voz de Radiodifusión, S.A., subject to the obtainment of such administrative authorizations as might be required. The total amount of the transaction was €228 million, including both debt and equity. Additionally, it was established that an additional deferred amount (a maximum of €12 million) would be paid, based on the evolution of the earnings of these companies over the following two years.

24. Explanation added for tanslation to English

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Translation of a reports originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Business performance and Company situation

Sales fell from €720 million in 2000 to €645 million in 2001.

Income before taxes fell from €175 million in 2000 to €62 million in 2001.

Significant events subsequent to year-end

On March 5, 2002, the Special Shareholders' Meeting of the Controlling Company, Antena 3 de Televisión, S.A., resolved by an ample majority to acquire the companies that own the radio chain Onda Cero.

This Special Shareholders' Meeting also resolved to extend the Company's corporate purpose to include three new business activities, closely related to its activities as head of a Media Group. These new business activities are as follows:

a) The provision of radio services in any form of broadcasting.

b) The exploitation of all manner of printed media.

c) The exploitation of all manner of media on computer and interactive media and on the Internet.

Outlook for the Group

The Group's current strategy is to consolidate its profitable lines of business and discontinue those which have not performed as well as expected or in which there are no clear business opportunities.

Accordingly, merchandising activities will be continued, based on to A3TV programming, since these supplementary revenue sources are becoming an important line of business, which also contributes economic value and brand presence to television activities as a whole.

The production of thematic channels for third parties will also be maintained, into which conceptual and technological innovations, based on interactivity, are progressively being incorporated.

The Group's advertising has also gained market prestige and the recognition of qualified professionals in the form of prestigious awards confirming the validity and value of this business.

As regards MEGATRIX, in 2001 a new strategic plan was prepared and its implementation commenced, in line with the objective of making this company a producer of multimedia childrens' content that will permit new lines of business to be generated.

The direct marketing and TV home shopping activities of Antena 3 Directo continued to grow in 2001, giving a strong boost to international expansion in Portugal, Chile and Argentina. At the same time, this company focused on the most profitable areas of business, placing greater emphasis on billings objectives.

The Group kept a low-profile in the world of the Internet, in keeping with the economic climate, although it is considered necessary to maintain certain of the positions acquired, albeit reducing expenses to a minimum and increasing management austerity.

Research & development activities

All the Antena 3 Group companies are continuing to place great individual and collective emphasis on technological innovation and, in their respective lines of business, they are promoting or participating in numerous initiatives aimed at evolving on a sustained and constant basis and preempting economic and technological change.

A salient event in 2001 was the start-up of interactivity models in thematic television channels, in the value-added services line towards which digital television technology is moving.

Acquisition of treasury stock

In 2001 no transactions involving shares of treasury stock were performed at any of Antena 3 Group companies.


Antena 3

Printed in Spain June 2002

Produced by
Goyo Guerrero (PUBLIPOLIS)

Legal deposit:
M-27750-2002

Photomechanography:
Cromotex, S.A.

Printing:
Elece Industria Gráfica



REGIONAL OFFICES

ANDALUSIA

SEVILLE
Avda. Cardenal Bueno Monreal, 45, 1ª planta
41012 Seville
Telef.: 954 296 727
Fax: 954 610 307
Delegate: Manuel Prieto Romero

CORRESPONDENTS' OFFICE MÁLAGA
Edificio Málaga Plaza, planta 1ª-10
Don Cristián, 2
29007 Málaga
Telef.: 952 396 719
Fax: 952 394 963

CORRESPONDENTS' OFFICE GRANADA
Edificio Real Center, planta 3ª-3
San Antón, 72
18005 Granada
Telef.: 958 522 575
Fax: 958 258 158

CORRESPONDENTS' OFFICE ALGECIRAS
Prolongación de Blas Infante
Edificio Pérez Blázquez, local 10
11201 Algeciras
Telef.: 956 666 181
Fax: 956 957 962

ARAGÓN

ZARAGOZA
Pinares de Venecia, s/n
50007 Zaragoza
Telef.: 976 255 025
Fax: 976 255 056
Delegate: José Luis Fradejas Salgado

CORRESPONDENTS' OFFICE HUESCA
San Jorge, 45, entlo. drcha.
22003 Huesca
Telef.: 974 213 003
Fax: 974 214 068

CORRESPONDENTS' OFFICE TERUEL
Tomás Nougués, 3, 1º
44001 Teruel
Telef.: 978 612 224
Fax: 978 612 271

CASTILLE-LEÓN

VALLADOLID
Los Astros s/n. Edificio Promecal
47009 Valladolid
Telef.: 983 325 000
Fax: 983 336 333
Delegate: Ignacio Fernández Sobrino

CORRESPONDENTS' OFFICE BURGOS
Molinillo, 11
09002 Burgos
Telef.: 947 266 868
Fax: 947 202 752

CORRESPONDENTS' OFFICE LEÓN
La Cepeda, 8
24008 León
Telef.: 987 876 422
Fax: 987 876 425

CORRESPONDENTS' OFFICE PALENCIA
Colón, 44
34002 Palencia
Telef.: 979 701 587
Fax: 979 703 111

CORRESPONDENTS' OFFICE SALAMANCA
Cuesta de San Blas s/n
37007 Salamanca
Telef.: 923 281 598
Fax: 923 281 597

CORRESPONDENTS' OFFICE SEGOVIA
Navacerrada, 18
Polígono Industrial El Cerro
40006 Segovia
Telef.: 921 419 260
Fax: 921 413 261

CORRESPONDENTS' OFFICE SORIA
Camino de los Royales s/n
47005 Soria
Telef.: 975 239 200
Fax: 975 222 754

CORRESPONDENTS' OFFICE ZAMORA
Avda. Cardenal Cisneros, 5
49019 Zamora
Telef.: 980 557 363
Fax: 980 557 359

CORRESPONDENTS' OFFICE ÁVILA
Capitán Peñas, 13, 3º B
05003 Ávila
Telef.: 920 352 758
Fax: 920 352 417

CATALONIA

BARCELONA
Bullidor s/n, Polígono Industrial 1
08960 San Just Desvern (Barcelona)
Telef.: 934 809 400
Fax: 934 990 205
Delegate: Carlos Martos Gutiérrez

CORRESPONDENTS' OFFICE TARRAGONA
Pere Martell, 35 Altillo 2º
43005 Tarragona
Telef.: 977 227 379
Fax: 977 223 415

CORRESPONDENTS' OFFICE LLEIDA
Plaza Victor Mateu i Moles, 1
Plaza Cial. Nº 1
25008 Lleida
Telef.: 973 254 488
Fax: 973 254 487

CORRESPONDENTS' OFFICE GIRONA
Jaume I, Nº 30, 4º B
17001 Girona
Telef.: 972 222 538
Fax: 972 223 970

GALICIA

SANTIAGO DE COMPOSTELA
Monte Dos Postes, 14
15704 Santiago de Compostela (A Coruña)
Telef.: 981 569 460
Fax: 981 574 580
Delegate: Ignacio Capeans Garrido

CORRESPONDENTS' OFFICE A CORUÑA
Plaza de Pontevedra, 12, 1ºB
15004 A Coruña
Telef.: 981 211 652
Fax: 981 228 038

CORRESPONDENTS' OFFICE VIGO
Puerta del Sol, 10, 3º
36202 Vigo
Telef.: 986 224 916
Fax: 986 439 203

CANARY ISLANDS

Delegate: Gabriel Mesa Barrera

LAS PALMAS DE GRAN CANARIA
Avda. Alcalde Ramírez Bethencourt, 23
35004 Las Palmas de Gran Canaria
Telef.: 928 297 300
Fax: 928 247 450

CORRESPONDENTS' OFFICE LANZAROTE
Avda. Mancomunidad 1, 1º Oficina 2A
Edificio Barambio
35500 Arrecife
Telef.: 928 805 050
Fax: 928 807 873

CORRESPONDENTS' OFFICE FUERTEVENTURA
Secundino Alonso 78, Oficina 15
Edificio Tindaya
35600 Puerto del Rosario
Telef.: 928 859 439
Fax: 928 859 443

SANTA CRUZ DE TENERIFE
Avda. La Constitución, 5
Parque Marítimo César Manrique
Edificio Las Cascadas
38005 Sta. Cruz Tenerife
Telef.: 922 236 510
Fax: 922 222 967

CORRESPONDENTS' OFFICE SANTA CRUZ DE LA PALMA
O'daly, 39
Edificio Abreu, 2º piso, puerta F
38700 Sta. Cruz de la Palma
Telef.: 922 416 116
Fax: 922 416 148

CORRESPONDENTS' OFFICE SAN SEBASTIÁN DE LA GOMERA
Plaza Las Américas, 8, 1ª Izda.
38800 San Sebastián de La Gomera
Telef.: 922 141 897
Fax: 922 141 894

CORRESPONDENTS' OFFICE VALVERDE – EL HIERRO
Licenciado Bueno, 3
38900 Valverde –El Hierro
Telef.: 922 551 855
Fax: 922 551 855

BALEARIC ISLANDS

PALMA DE MALLORCA
Paseo Mallorca, 32
07012 Palma de Mallorca
Telef.: 971 711 000/ 971 711 807
Fax: 971 711 759
Delegate: Paula Serra Magraner

VASQUE COUNT[illegible]

BILBAO
Camino Capuchinos de Basurto, 6, 1ª Planta, Oficina 17
48013 Bilbao
Telef.: 944 398 188
Fax: 944 424 507
Delegate: Marisa Guerrero Martínez

CORRESPONDENTS' OFFICE GUIPÚZCOA
Avda. de la Libertad, 17. P 5, Oficina 1
20005 San Sebastián
Telef.: 943 427 002/ 943 423 792
Fax: 943 428 797

CORRESPONDENTS' OFFICE ÁLAVA
Eduardo Dato, 35, 3º Izda
01005 Vitoria
Telef.: 945 130 486 / 945 130 544
Fax: 945 130 462

VALENCIA

VALENCIA
Profesor Beltrán Báguena, 4 bajo
46009 Valencia
Telef.: 963 478 922
Fax: 963 402 014
Delegate: Esmeralda Velasco Irigoyen

CORRESPONDENTS' OFFICE ALICANTE
San Fernando, 19 Entlo
03002 Alicante
Telef.: 965 143 570
Fax: 965 204 531

CORRESPONDENTS' OFFICE CASTELLÓN
Arcipreste Balaguer, 16 Ático
12001 Castellón
Telef.: 964 260 619
Fax: 964 261 042

NAVARRA

CORRESPONDENTS' OFFICE NAVARRA
Plaza Tomás Caballero, 2, 4º, Oficina 5
31006 Pamplona
Telef.: 948 152 002
Fax: 948 151 353

PRINCIPALITY OF A[illegible]

CORRESPONDENTS' OFFICE OVIEDO
Fruela, 14, 1º C
33007 Oviedo
Telef.: 985 221 331
Fax: 985 229 681



CORRESPONDENTS ABROAD

BELGIUM
80, Rue John Waterloo Wilson
B 1000 Bruselas
Tel.: 00 32 2 230 25 45
Fax: 00 32 2 286 96 81
00 32 2 230 16 61
Correspondent: Mónica Prado

UNITED STATES
1995 Broadway Ave. 9th Floor
10023 New York
Tel.: 00 1 212 724 78 63
Fax: 00 1 212 875 01 76
00 1 212 496 12 69
Correspondent: Ricardo Ortega

FRANCE
162, Rue De Faubourg St Honoré
75008 Paris
Tel.: 00 331 4 35 91 280
Fax: 00 331 4 35 91 282
Correspondent: Carmen Vergara

ISRAEL
Edificio ICS. Sderot Hascala, 5
67890 Tel Avid
Tel.: 00 9723 562 89 60
00 9723 624 24 66
Fax: 00 9723 624 04 04
Correspondent: Henrique Cymerman

ITALY AND VATICAN
Viale Mazzini, 134, sc C, int10
00195 Roma
Tel.: 00 39 06 373 53 763
Fax: 00 39 06 373 54 343
Correspondent: Antonio Pelayo

UNITED KINGDOM
The Interchange 32, Oval Road
London NW1 7DZ
Tel.: 00 44 207 413 01 06
Fax: 00 44 207 413 01 06
Correspondent: José Ángel Abad

RUSSIA
Kutuzovsky Prospekt, 7/4, Apt 144
1211248 Moscú
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